BMO Financial Group Reports Third Quarter 2019 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Third Quarter 2019 Compared With Third Quarter 2018:

•	Reported net income of $1,557 million and adjusted net income[1] of $1,582 million, both up 1%

•	Reported EPS[2] of $2.34 and adjusted EPS[1,2] of $2.38, both up 1%

•	Net revenue[3] of $5,779 million, up 5%

•	Provision for credit losses (PCL) of $306 million compared with $186 million in the prior year; includes provision for performing loans of $63 million

•	ROE of 13.2%, compared with 14.7%; adjusted ROE[1] of 13.5%, compared with 15.0%

•	Common Equity Tier 1 Ratio of 11.4%

•	Dividend of $1.03 unchanged from the prior quarter, up 7% from the prior year

Year-to-Date 2019 Compared With Year-to-Date 2018:

•	Reported net income of $4,564 million, up 22%; adjusted net income[1,4,5] of $4,642 million, up 4%

•	Reported EPS[2] of $6.88, up 23%; adjusted EPS[1,2] of $7.00, up 5%

•	Net revenue[3] of $17,022 million, up 6%

•	Provision for credit losses of $619 million compared with $487 million in the prior year

•	ROE of 13.5%, up from 12.3%; adjusted ROE[1] of 13.7% compared with 14.6%

Toronto, August 27, 2019 – For the third quarter ended July 31, 2019, BMO Financial Group recorded net income of $1,557 million or $2.34 per share on a reported basis, and net income of $1,582 million or $2.38 per share on an adjusted basis.

“BMO continued to deliver strong operating results this quarter demonstrating the resilience of our diversified North American platform, with adjusted earnings per share of $2.38, good revenue growth of 5% and positive operating leverage. Our Canadian and U.S. Personal and Commercial banking businesses together delivered 9% growth in pre-provision pre-tax profit contribution with good balance momentum. Capital Markets continues to perform well, with record revenue in Investment and Corporate Banking. While provisions for credit losses increased this quarter from very low levels, overall credit quality remains strong,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We remain committed to our strategic priorities, including our focus on improving efficiency, which was below 60% on an adjusted basis this quarter, and growing our diversified U.S. businesses, which contributed 34% of the bank’s year-to-date adjusted earnings. Our capital position remains strong at 11.4% and we are taking actions to continue to position our businesses for growth and sustainable long-term performance,” concluded Mr. White.

Return on equity (ROE) was 13.2%, compared with 14.7% in the prior year, and adjusted ROE was 13.5% compared with 15.0% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 15.8% in the current quarter, compared with 18.0% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2019 dividend of $1.03 per common share, unchanged from the preceding quarter and up $0.07 per share or 7% from the prior year. The quarterly dividend of $1.03 per common share is equivalent to an annual dividend of $4.12 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments.

(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(5)

Reported net income in the second quarter of 2018 included a $192 million after-tax ($260 million pre-tax) restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. The restructuring charge is included in non-interest expense in Corporate Services.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

Our complete Third Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Third Quarter Operating Segment Overview

Canadian P&C

Reported net income of $648 million increased $7 million or 1% and adjusted net income of $649 million increased $8 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, largely offset by higher provisions for credit losses and higher expenses.

During the quarter, we were named Best Commercial Bank in Canada by World Finance for the fifth consecutive year. The award celebrates innovation and a commitment to customer excellence, recognizing best-in-class organizations in a variety of sectors. Earning this award for five consecutive years is reflective of the work BMO has done to develop strong customer loyalty and deepen sector strength.

U.S. P&C

Reported net income of $368 million increased $4 million or 1% and adjusted net income of $379 million increased $3 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$277 million compared with US$279 million and adjusted net income was US$285 million compared with US$288 million in the prior year, with good revenue performance offset by higher provisions for credit losses and higher expenses.

BMO Harris Bank was recognized by Forbes’ Magazine as one of America’s Best Employers for Women in 2019. This ranking results from an independent survey of 60,000 U.S. employees nationwide, including 40,000 women, in companies with at least 1,000 employees in their U.S. operations.

BMO Wealth Management

Reported net income was $249 million compared with $291 million and adjusted net income was $257 million compared with $301 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $225 million increased $23 million or 11% and adjusted net income of $233 million increased $21 million or 10% driven by higher revenue, partially offset by select investments in the business. Insurance net income was $24 million compared with $89 million in the prior year, primarily due to lower reinsurance results and unfavourable market movements in the current year relative to favourable movements in the prior year.

BMO Private Banking was named Best Private Bank in Canada by World Finance for the ninth consecutive year. In addition, Money Observer named BMO’s Sustainable Opportunities Global Equity Fund the Best Smaller Fund in the Global Growth category for 2019.

BMO Capital Markets

Reported net income of $313 million increased $12 million or 4% and adjusted net income of $318 million increased $15 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Net income reflects good revenue performance, net of higher expenses.

BMO Capital Markets has been a long-standing leader as an advisor and underwriter in the metals and mining space. In the current quarter, BMO Capital Markets acted as a financial advisor to Newmont Goldcorp Corporation in its joint venture with Barrick Gold Corporation to combine their respective operations in Nevada, resulting in the world’s largest gold producing complex. This was in addition to acting as a financial advisor to Newmont Mining Corporation in the prior quarter, in connection with Newmont’s acquisition of Goldcorp Inc., which created the world’s leading gold company.

Corporate Services

Reported and adjusted net loss for the quarter was $21 million compared with a reported net loss of $60 million and an adjusted net loss of $55 million in the prior year. Adjusted results exclude acquisition integration costs in the prior year. Adjusted results reflect lower expenses and higher revenue excluding teb.

Adjusted results in this Third Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at July 31, 2019. The CET1 Ratio increased from 11.3% at the end of the second quarter as retained earnings growth, lower deductions and other net positive changes more than offset business growth.

Provision for Credit Losses

Total provision for credit losses was $306 million compared with $186 million in the prior year. The provision for credit losses ratio was 28 basis points compared with 19 basis points in the prior year. The provision for credit losses on impaired loans of $243 million increased $66 million from $177 million in the prior year, primarily due to higher provisions in our Canadian P&C business. The provision for credit losses on impaired loans ratio was 22 basis points compared with 18 basis points in the prior year. There was a $63 million provision for credit losses on performing loans in the current quarter compared with a $9 million provision for credit losses on performing loans in the prior year.

1 BMO Financial Group Third Quarter Report 2019

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 27, 2019. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2019, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2018, and the MD&A for fiscal 2018, contained in our 2018 Annual Report.

BMO’s 2018 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

3	Financial Highlights			25	Transactions with Related Parties
4	Non-GAAP Measures			25	Off-Balance Sheet Arrangements
5	Caution Regarding Forward-Looking Statements			25	Accounting Policies and Critical Accounting Estimates
6	Economic Review and Outlook			25	Allowance for Credit Losses
7	Foreign Exchange			26	Changes in Accounting Policies
7	Net Income			26	Future Changes in Accounting Policies
8	Revenue			26	Select Financial Instruments
9	Provision for Credit Losses			26	Other Regulatory Developments
9	Impaired Loans			27	Risk Management
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				27	Market Risk
10	Non-Interest Expense				28	Liquidity and Funding Risk
10	Income Taxes				31	Credit Ratings
11	Capital Management				34	European Exposures
14	Review of Operating Groups’ Performance			35	Interim Consolidated Financial Statements
	14	Personal and Commercial Banking (P&C)			35	Consolidated Statement of Income
		15	Canadian Personal and Commercial Banking (Canadian P&C)		36	Consolidated Statement of Comprehensive Income
		17	U.S. Personal and Commercial Banking (U.S. P&C)		37	Consolidated Balance Sheet
	19	BMO Wealth Management			38	Consolidated Statement of Changes in Equity
	20	BMO Capital Markets			39	Consolidated Statement of Cash Flows
	22	Corporate Services			40	Notes to Consolidated Financial Statements
23	Summary Quarterly Earnings Trends			59	Investor and Media Information
24	Balance Sheet

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2019, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2019, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Third Quarter Report 2019 2

Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Summary Income Statement
Net interest income (1)	3,217	3,135	2,882	9,524	8,423
Non-interest revenue (1)(2)	3,449	3,078	2,912	9,872	8,589
Revenue (2)	6,666	6,213	5,794	19,396	17,012
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	887	561	269	2,374	962
Revenue, net of CCPB	5,779	5,652	5,525	17,022	16,050
Provision for (recovery of) credit losses on impaired loans	243	150	177	520	523
Provision for (recovery of) credit losses on performing loans	63	26	9	99	(36)
Total provision for credit losses	306	176	186	619	487
Non-interest expense (2)	3,491	3,595	3,359	10,643	10,284
Provision for income taxes (3)	425	384	443	1,196	1,523
Net income attributable to equity holders of the bank	1,557	1,497	1,537	4,564	3,756
Adjusted net income	1,582	1,522	1,566	4,642	4,451

Common Share Data ($, except as noted)
Earnings per share	2.34	2.26	2.31	6.88	5.60
Adjusted earnings per share	2.38	2.30	2.36	7.00	6.67
Earnings per share growth (%)	1.0	21.7	13.2	22.9	(8.2)
Adjusted earnings per share growth (%)	0.8	4.8	16.6	4.9	7.4
Dividends declared per share	1.03	1.00	0.96	3.03	2.82
Book value per share	70.88	69.99	63.30	70.88	63.30
Closing share price	98.80	105.82	103.11	98.80	103.11
Number of common shares outstanding (in millions)
End of period	639.0	638.8	639.9	639.0	639.9
Average diluted	640.4	640.3	642.4	640.4	645.9
Total market value of common shares ($ billions)	63.1	67.6	66.0	63.1	66.0
Dividend yield (%)	4.2	3.8	3.7	4.1	3.6
Dividend payout ratio (%)	43.9	44.1	41.4	43.9	50.2
Adjusted dividend payout ratio (%)	43.2	43.3	40.6	43.2	42.1

Financial Measures and Ratios (%)
Return on equity	13.2	13.6	14.7	13.5	12.3
Adjusted return on equity	13.5	13.9	15.0	13.7	14.6
Return on tangible common equity	15.8	16.4	18.0	16.2	15.0
Adjusted return on tangible common equity	15.8	16.4	18.0	16.3	17.6
Net income growth	1.3	20.1	10.9	21.5	(8.7)
Adjusted net income growth	1.1	4.0	14.1	4.3	6.2
Revenue growth	15.1	11.3	6.8	14.0	3.1
Revenue growth, net of CCPB	4.6	7.7	6.9	6.1	3.4
Non-interest expense growth	3.9	2.0	3.3	3.5	4.4
Adjusted non-interest expense growth	4.1	10.2	3.9	6.2	2.6
Efficiency ratio, net of CCPB	60.4	63.6	60.8	62.5	64.1
Adjusted efficiency ratio, net of CCPB	59.9	63.0	60.1	61.9	61.8
Operating leverage, net of CCPB	0.7	5.7	3.6	2.6	(1.0)
Adjusted operating leverage, net of CCPB	0.5	(2.5)	3.0	(0.1)	0.8
Net interest margin on average earning assets	1.67	1.72	1.65	1.69	1.67
Effective tax rate (3)	21.5	20.4	22.4	20.8	28.8
Adjusted effective tax rate	21.5	20.5	22.4	20.8	21.1
Total PCL-to-average net loans and acceptances (annualized)	0.28	0.16	0.19	0.19	0.17
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.22	0.14	0.18	0.16	0.18

Balance Sheet (as at, $ millions, except as noted)
Assets	839,180	830,470	765,344	839,180	765,344
Gross loans and acceptances	444,390	436,654	395,295	444,390	395,295
Net loans and acceptances	442,588	434,944	393,635	442,588	393,635
Deposits	553,383	548,837	506,916	553,383	506,916
Common shareholders’ equity	45,295	44,705	40,508	45,295	40,508
Cash and securities-to-total assets ratio (%)	28.3	28.2	28.2	28.3	28.2

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.4	11.4	11.4
Tier 1 Capital Ratio	13.0	12.7	12.9	13.0	12.9
Total Capital Ratio	15.3	15.0	14.9	15.3	14.9
Leverage Ratio	4.3	4.2	4.2	4.3	4.2

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3198	1.3391	1.2997	1.3198	1.2997
Average Canadian/U.S. dollar	1.3270	1.3299	1.3032	1.3307	1.2821

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)

Reported net income in the first quarter of 2018 included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (see Note 1 of the unaudited interim consolidated financial statements).

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

3 BMO Financial Group Third Quarter Report 2019

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Reported Results
Revenue	6,666	6,213	5,794	19,396	17,012
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(887)	(561)	(269)	(2,374)	(962)
Revenue, net of CCPB	5,779	5,652	5,525	17,022	16,050
Total provision for credit losses	(306)	(176)	(186)	(619)	(487)
Non-interest expense	(3,491)	(3,595)	(3,359)	(10,643)	(10,284)
Income before income taxes	1,982	1,881	1,980	5,760	5,279
Provision for income taxes	(425)	(384)	(443)	(1,196)	(1,523)
Net income	1,557	1,497	1,537	4,564	3,756
EPS ($)	2.34	2.26	2.31	6.88	5.60

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(8)	(11)	(16)
Amortization of acquisition-related intangible assets (3)	(29)	(30)	(28)	(90)	(85)
Restructuring costs (4)	-	-	-	-	(260)
Adjusting items included in reported pre-tax income	(32)	(32)	(36)	(101)	(361)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(7)	(8)	(12)
Amortization of acquisition-related intangible assets (3)	(23)	(23)	(22)	(70)	(66)
Restructuring costs (4)	-	-	-	-	(192)
U.S. net deferred tax asset revaluation (5)	-	-	-	-	(425)
Adjusting items included in reported net income after tax	(25)	(25)	(29)	(78)	(695)
Impact on EPS ($)	(0.04)	(0.04)	(0.05)	(0.12)	(1.07)

Adjusted Results
Revenue	6,666	6,213	5,794	19,396	17,012
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(887)	(561)	(269)	(2,374)	(962)
Revenue, net of CCPB	5,779	5,652	5,525	17,022	16,050
Total provision for credit losses	(306)	(176)	(186)	(619)	(487)
Non-interest expense	(3,459)	(3,563)	(3,323)	(10,542)	(9,923)
Income before income taxes	2,014	1,913	2,016	5,861	5,640
Provision for income taxes	(432)	(391)	(450)	(1,219)	(1,189)
Net income	1,582	1,522	1,566	4,642	4,451
EPS ($)	2.38	2.30	2.36	7.00	6.67

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 17, 19 and 20.
(4)

In Q2-2018, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Third Quarter Report 2019 4

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section which begin on page 78 of BMO’s 2018 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the following Economic Review and Outlook section.

5 BMO Financial Group Third Quarter Report 2019

Economic Review and Outlook

After slowing at the turn of the year in response to past increases in interest rates, other restrictive policy measures, and mandated reductions in oil output, Canada’s economy has steadied amid lower long-term interest rates and a lower-valued currency. Real GDP growth is expected to moderate from 1.9% last year to 1.4% in 2019, before firming to 1.7% in 2020. This pace of growth will likely keep the unemployment rate near four-decade lows through the end of 2020. The increase in personal consumption is projected to remain modest at 1.8% in 2019 and 1.5% in 2020 as a result of elevated levels of household debt. After weakening last year, housing market activity has strengthened due to lower mortgage rates, a growing population and strong job creation. Industry-wide consumer credit is anticipated to increase 3.8% in 2019 and 2.8% in 2020, while residential mortgage credit is anticipated to increase about 3.2% in the same periods. The rate of business investment is projected to remain modest, with support from tax incentives offset by uncertain trade policies, including the delayed ratification of the North American trade deal (USMCA). Business loans are projected to increase 9.4% in 2019 and 5.2% in 2020, moderating from the strong pace of the previous three years. Despite support from a weaker currency, export growth is projected to weaken in response to slower global demand. The Bank of Canada is expected to keep its main policy rate steady at 1.75% this year, but could reduce rates if the U.S./China trade war escalates and further weakens the global economy and oil prices. The United Kingdom’s possible exit from the European Union (Brexit) is not expected to have a material adverse impact on the North American economy, although it risks unsettling already nervous global financial markets.

After a strong start to the year, the U.S. economy has moderated as a result of less supportive fiscal and monetary policies and rising uncertainty about trade policies. Real GDP is expected to slow from 2.9% last year to 2.3% in 2019 and then to 1.8% in 2020. The weaker economy is projected to raise the unemployment rate slightly from half-century lows. Supported by higher incomes and low debt-service costs, consumer spending is expected to increase 2.5% in 2019 and 2.3% in 2020, encouraging industry-wide consumer credit growth of around 3% in the year ahead. Although housing market activity has slowed, recent declines in mortgage rates should provide support, encouraging a 3.6% increase in residential mortgage demand this year and 3.8% next year. The rate of business investment is expected to moderate to 3.0% in 2019 and 1.8% in 2020 due to diminished support from tax reforms and increased restraint from protectionist trade policies. This could result in slower industry-wide business credit growth of 4.4% in 2020. After lowering its main policy rate for the first time in a decade in July, the Federal Reserve is expected to reduce it two more times this year to support the expansion. The main risks to the economic outlook relate to an increase in global trade protectionism. The U.S. recently announced new tariffs on China and is also contemplating duties on automobiles from non-North American countries.

The average rate of economic expansion in the eight states where BMO has both personal and commercial businesses (Illinois, Wisconsin, Missouri, Kansas, Indiana, Minnesota, Florida and Arizona) is expected to moderate from an estimated 2.4% in 2019 to 1.9% in 2020, in response to slower population growth in the Midwest region and trade-related weakness in manufacturing.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2019 6

Foreign Exchange

The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Please refer to the Enterprise-Wide Capital Management section on page 69 of the 2018 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2019		YTD-2019
(Canadian $ in millions, except as noted)	vs. Q3-2018	vs. Q2-2019	vs YTD-2018
Canadian/U.S. dollar exchange rate (average)
Current period	1.3270	1.3270	1.3307
Prior period	1.3032	1.3299	1.2821

Effects on U.S. segment reported results
Increased (Decreased) net interest income	21	(3)	121
Increased (Decreased) non-interest revenue	13	(1)	83
Increased (Decreased) revenues	34	(4)	204
Decreased (Increased) provision for credit losses	(1)	-	(5)
Decreased (Increased) expenses	(23)	3	(144)
Decreased (Increased) income taxes (1)	(2)	-	(36)
Increased (Decreased) reported net income (1)	8	(1)	19
Impact on earnings per share ($) (1)	0.01	-	0.03

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	21	(3)	121
Increased (Decreased) non-interest revenue	13	(1)	83
Increased (Decreased) revenues	34	(4)	204
Decreased (Increased) provision for credit losses	(1)	-	(5)
Decreased (Increased) expenses	(23)	3	(140)
Decreased (Increased) income taxes	(2)	-	(13)
Increased (Decreased) adjusted net income	8	(1)	46
Impact on adjusted earnings per share ($)	0.01	-	0.07

(1)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. Results reflect the impact of foreign exchange revaluation of the tax charge.

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q3 2019 vs. Q3 2018

Reported net income was $1,557 million, an increase of $20 million or 1% and adjusted net income was $1,582 million, an increase of $16 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS of $2.34 increased $0.03 or 1% and adjusted EPS of $2.38 increased $0.02 or 1% from the prior year.

Adjusted net income increased in BMO Capital Markets and our P&C businesses with good revenue performance, offset by a decrease in Wealth Management. Corporate Services net loss decreased from the prior year. Results include higher provisions for credit losses in both P&C businesses and BMO Capital Markets.

Q3 2019 vs. Q2 2019

Reported net income increased $60 million or 4% on both a reported and an adjusted basis from the prior quarter. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Both reported and adjusted EPS increased $0.08 or 3% from the prior quarter.

Adjusted results reflect higher net income in BMO Capital Markets and Canadian P&C, offset by decreases in Wealth Management and U.S. P&C. Corporate Services net loss decreased from the prior quarter. Results include the impact of three more days in the current quarter.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net income was $4,564 million, an increase of $808 million or 22% from a year ago. Adjusted net income was $4,642 million, an increase of $191 million or 4%, or 3% excluding the impact of the stronger U.S. dollar. Reported EPS was $6.88 and increased $1.28 or 23%, while adjusted EPS was $7.00, an increase of $0.33 or 5%. Adjusted net income in the prior year excludes a charge related to a U.S. net deferred tax asset revaluation in the first quarter and a restructuring charge in the second quarter, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both periods.

Adjusted net income results reflect good revenue performance in our P&C businesses, particularly in U.S. P&C, partially offset by decreases in Wealth Management and BMO Capital Markets. Corporate Services adjusted net loss decreased.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

7 BMO Financial Group Third Quarter Report 2019

Revenue (1)(2)

Q3 2019 vs. Q3 2018

Revenue of $6,666 million increased $872 million or 15% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,779 million increased $254 million or 5%, or 4% excluding the impact of the stronger U.S. dollar.

The increase in revenue reflects good performance in our P&C businesses and BMO Capital Markets, partially offset by a decrease in Wealth Management, primarily due to lower insurance revenue.

Net interest income of $3,217 million increased $335 million or 12%, or 11% excluding the impact of the stronger U.S. dollar. Net interest income excluding trading of $2,978 million increased $253 million or 9%, largely due to higher loan and deposit balances across all operating groups.

Average earning assets of $763.3 billion increased $71.2 billion or 10%, or $66.4 billion or 10% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities and higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin increased 2 basis points, primarily due to higher margin in Canadian P&C. On an excluding trading basis, net interest margin decreased 1 basis point, primarily due to a higher volume of assets in BMO Capital Markets that have a lower spread, partially offset by higher margin in Canadian P&C.

Net non-interest revenue of $2,562 million decreased $81 million or 3%, or 4% excluding the impact of the stronger U.S. dollar due to lower trading, insurance and mutual fund revenue, partially offset by higher lending fee revenue and securities gains.

Gross insurance revenue increased $562 million from the prior year, primarily due to decreases in long-term interest rates increasing the fair value of investments in the current year compared with relatively unchanged long-term interest rates in the prior year and higher annuity sales, partially offset by the beneficial impact of stronger equity markets in the prior year. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities comprise predominantly fixed income and some equity assets. These investments are recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes and annuity sales are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 10. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q3 2019 vs. Q2 2019

Revenue increased $453 million or 7% and net revenue increased $127 million or 2% from the prior quarter.

Results were driven by revenue growth in our P&C businesses, including the impact of three more days in the current quarter, partially offset by decreases in Wealth Management and BMO Capital Markets. Corporate Services revenue increased from the prior quarter.

Net interest income increased $82 million or 3% from the prior quarter. On an excluding trading basis, net interest income increased $160 million or 6%, primarily due to the impact of three more days in the quarter and higher loan balances.

Average earning assets of $763.3 billion increased $14.1 billion or 2% due to loan growth and higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin decreased 5 basis points primarily due to lower net interest income from trading activities and lower margin in U.S. P&C. On an excluding trading basis, net interest margin decreased 1 basis point, primarily due to lower margin in U.S. P&C.

Net non-interest revenue increased $45 million or 2% due to higher securities gains and lending fee revenue, partially offset by lower insurance revenue.

Gross insurance revenue increased $279 million from the prior quarter, primarily due to higher annuity sales and larger decreases in long-term interest rates increasing the fair value of investments in the current quarter compared with the prior quarter, partially offset by the impact of stronger equity markets in the prior quarter. The increase in insurance revenue was largely offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported revenue of $19,396 million increased $2,384 million or 14% from the prior year. On a net basis, revenue of $17,022 million increased $972 million or 6%, or 5% excluding the impact of the stronger U.S. dollar.

Results reflect good revenue performance in our P&C businesses and in BMO Capital Markets, partially offset by a decrease in Wealth Management due to lower insurance revenue. Corporate Services revenue increased from the prior year.

Net interest income of $9,524 million increased $1,101 million or 13%, or $978 million or 11% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income of $8,686 million increased $733 million or 9%, or $616 million or 8% excluding the impact of the stronger U.S. dollar, largely due to higher loan and deposit balances across all operating groups.

Average earning assets of $752.3 billion increased $79.0 billion or 12%, or $69.5 billion or 10% excluding the impact of the stronger U.S. dollar due to loan growth, higher securities, higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin increased 2 basis points, primarily due to higher margin in Canadian P&C. Excluding trading, BMO’s net interest margin decreased 4 basis points, primarily due to a higher volume of assets in BMO Capital Markets that have a lower spread, partially offset by higher margin in Canadian P&C.

Net non-interest revenue of $7,498 million decreased $129 million or 2%, or 3% excluding the impact of the stronger U.S. dollar, primarily due to decreases in trading revenue, partially offset by higher lending fee revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform to the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

BMO Financial Group Third Quarter Report 2019 8

Provision for Credit Losses

Q3 2019 vs. Q3 2018

Total provision for credit losses was $306 million, an increase of $120 million from the prior year. The provision for credit losses ratio was 28 basis points compared with 19 basis points in the prior year. The provision for credit losses on impaired loans of $243 million increased $66 million from $177 million in the prior year, primarily due to higher provisions in our Canadian P&C business. The provision for credit losses on impaired loans ratio was 22 basis points compared with 18 basis points in the prior year. There was a $63 million provision for credit losses on performing loans in the current quarter compared with a $9 million provision for credit losses on performing loans in the prior year. The $63 million provision for credit losses on performing loans in the current quarter was due to portfolio growth, a moderating economic outlook and negative migration. The year-over-year increase in the provision for credit losses on performing loans was as a result of negative migration in the current quarter compared with positive migration in the prior year, and greater provisions in the current quarter compared with the prior year due to balance growth.

Q3 2019 vs. Q2 2019

Total provision for credit losses increased $130 million from the prior quarter. The provision for credit losses ratio was 28 basis points compared with 16 basis points in the prior quarter. The provision for credit losses on impaired loans increased $93 million to $243 million due to an increase in the Canadian P&C business, as well as in U.S. P&C, largely resulting from a recovery on a commercial loan in the prior quarter. The provision for credit losses on impaired loans ratio was 22 basis points compared with 14 basis points in the prior quarter. There was a $63 million provision for credit losses on performing loans in the current quarter compared with a $26 million provision for credit losses on performing loans in the prior quarter. The majority of the increase in the provision for credit losses on performing loans in the current quarter compared with the prior quarter was due to economic outlook impacts, as well as growth and migration.

Q3 YTD 2019 vs. Q3 YTD 2018

Total provision for credit losses was $619 million, an increase of $132 million from the prior year. The provision for credit losses ratio was 19 basis points compared with 17 basis points in the prior year. The provision for credit losses on impaired loans was relatively unchanged from the prior year driven by lower provisions in U.S. P&C, primarily due to recoveries in the current year, largely offset by an increase in Canadian P&C provisions and a provision in BMO Capital Markets compared with a net recovery in the prior year. The provision for credit losses on impaired loans ratio was 16 basis points compared with 18 basis points in the prior year. There was a $99 million provision for credit losses on performing loans in the current year due to portfolio growth, a moderating economic outlook and a change to scenario weights. In the prior year, there was a $36 million recovery of credit losses on performing loans with the year-over-year increase primarily due to the moderating economic outlook in the current year compared with a more benign economic outlook in the prior year.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2019
Provision for (recovery of) credit losses on impaired loans	174	61	235	-	7	1	243
Provision for (recovery of) credit losses on performing loans	30	37	67	(2)	3	(5)	63
Total provision for (recovery of) credit losses	204	98	302	(2)	10	(4)	306

Q2-2019
Provision for (recovery of) credit losses on impaired loans	122	18	140	(1)	12	(1)	150
Provision for (recovery of) credit losses on performing loans	16	5	21	1	3	1	26
Total provision for (recovery of) credit losses	138	23	161	-	15	-	176

Q3-2018
Provision for (recovery of) credit losses on impaired loans	120	54	174	2	3	(2)	177
Provision for (recovery of) credit losses on performing loans	17	(14)	3	2	4	-	9
Total provision for (recovery of) credit losses	137	40	177	4	7	(2)	186

YTD-2019
Provision for (recovery of) credit losses on impaired loans	410	94	504	1	20	(5)	520
Provision for (recovery of) credit losses on performing loans	52	33	85	(1)	20	(5)	99
Total provision for (recovery of) credit losses	462	127	589	-	40	(10)	619

YTD-2018
Provision for (recovery of) credit losses on impaired loans	348	197	545	4	(14)	(12)	523
Provision for (recovery of) credit losses on performing loans	18	(56)	(38)	(1)	3	-	(36)
Total provision for (recovery of) credit losses	366	141	507	3	(11)	(12)	487

Provision for Credit Losses Performance Ratios

	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018
Total PCL-to-average net loans and acceptances (annualized) (%)	0.28	0.16	0.19	0.19	0.17
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.22	0.14	0.18	0.16	0.18

Impaired Loans

Total gross impaired loans (GIL) were $2,432 million at the end of the current quarter, up from $2,076 million in the prior year with the largest increase in impaired loans in oil and gas. GIL increased $97 million from $2,335 million in the second quarter of 2019.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $679 million, down from $741 million in the second quarter of 2019 and up from $522 million in the prior year.

9 BMO Financial Group Third Quarter Report 2019

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018
GIL, beginning of period	2,335	2,019	2,152	1,936	2,220
Classified as impaired during the period	679	741	522	1,887	1,635
Transferred to not impaired during the period	(132)	(127)	(151)	(384)	(520)
Net repayments	(232)	(212)	(322)	(581)	(837)
Amounts written-off	(138)	(112)	(140)	(369)	(424)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(57)	-	-	(57)	(6)
Foreign exchange and other movements	(23)	26	15	-	8
GIL, end of period	2,432	2,335	2,076	2,432	2,076
GIL to gross loans and acceptances (%)	0.55	0.53	0.53	0.55	0.53

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $887 million in the third quarter of 2019, an increase of $618 million from $269 million in the third quarter of 2018, due to the impact of decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the current year compared with relatively unchanged long-term interest rates in the prior year, higher annuity sales and higher reinsurance claims, partially offset by the impact of stronger equity markets in the prior year. CCPB increased $326 million from $561 million in the second quarter of 2019, due to the impact of higher annuity sales in the current quarter, larger decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the current quarter compared with the prior quarter, and higher reinsurance claims partially offset by the impact of stronger equity markets in the prior quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,491 million increased $132 million or 4% from the prior year. Adjusted non-interest expense of $3,459 million increased $136 million or 4%, or 3% excluding the impact of the stronger U.S. dollar, largely reflecting higher employee-related costs, including the impact of the acquisition of KGS-Alpha, and higher technology costs in the current quarter. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported and adjusted non-interest expense both decreased $104 million or 3% from the prior quarter due to a severance expense in BMO Capital Markets in the prior quarter and lower non-employee-related expenses, partially offset by the impact of three more days in the current quarter. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Year-to-date reported non-interest expense increased $359 million or 3% from the prior year and adjusted non-interest expense increased $619 million or 6%, or 5% excluding the impact of the stronger U.S. dollar. The increase was largely due to higher employee-related costs, including the severance expense and the impact of the acquisition of KGS-Alpha, and higher technology costs in the current year. Adjusted non-interest expense excludes a restructuring charge in the second quarter of the prior year, and acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported operating leverage on a net revenue basis was 0.7% compared with 3.6% in the prior year. Adjusted operating leverage on a net revenue basis was 0.5% compared with 3.0% in the prior year.

The reported efficiency ratio was 52.4% compared with 58.0% in the prior year and was 60.4% on a net revenue basis compared with 60.8% in the prior year. The adjusted efficiency ratio was 51.9% compared with 57.4% in the prior year and 59.9% on a net revenue basis compared with 60.1% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

Income Taxes

The provision for income taxes was $425 million, a decrease of $18 million from the third quarter of 2018 and an increase of $41 million from the second quarter of 2019. The effective tax rate for the quarter was 21.5% compared with 22.4% in the prior year and 20.4% in the second quarter of 2019.

The adjusted provision for income taxes was $432 million, a decrease of $18 million from the prior year and an increase of $41 million from the second quarter of 2019. The adjusted effective tax rate was 21.5% in the current quarter compared with 22.4% in the prior year and 20.5% in the second quarter of 2019. The lower reported and adjusted tax rates in the current quarter relative to the third quarter of 2018 were primarily due to changes in earnings mix. The higher reported and adjusted tax rates in the current quarter relative to the second quarter of 2019 were primarily due to changes in earnings mix.

On a taxable equivalent basis (teb), the reported effective tax rate for the quarter was 24.3% compared with 24.7% in the prior year and 23.6% in the second quarter of 2019. On a teb basis, the adjusted effective tax rate for the quarter was 24.3% compared with 24.7% in the prior year and 23.6% in the second quarter of 2019.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 10

Capital Management

BMO continues to manage its capital within the capital management framework described on page 69 of BMO’s 2018 Annual Report.

Third Quarter 2019 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at July 31, 2019.

The CET1 Ratio increased from 11.3% at the end of the second quarter as retained earnings growth, lower deductions and other net positive changes more than offset business growth.

CET1 Capital was $35.7 billion at July 31, 2019, up from $34.8 billion at April 30, 2019, mainly due to retained earnings growth and lower net deductions, which were partially offset by lower accumulated other comprehensive income mainly due to the impact of foreign exchange movements. CET1 Capital increased from $32.7 billion at October 31, 2018, mainly due to retained earnings growth.

Risk-Weighted Assets (RWA) were $313.0 billion at July 31, 2019, up from $308.8 billion at April 30, 2019, mainly due to business growth, partially offset by the impact of foreign exchange movements and book quality changes. RWA were up from $289.2 billion at October 31, 2018, driven by strong business growth.

The bank’s Tier 1 and Total Capital Ratios were 13.0% and 15.3%, respectively, at July 31, 2019, up from 12.7% and 15.0%, respectively, at April 30, 2019, primarily due to the issuance of the Additional Tier 1 Capital Notes and the factors impacting the CET 1 ratio. The Tier 1 and Total Capital Ratios were 12.9% and 15.2%, respectively, at October 31, 2018. The July 31, 2019 Tier 1 and Total Capital Ratios were higher compared with October 31, 2018, mainly due to higher CET1 Capital and Additional Tier 1 capital issuances, which were largely offset by higher RWA.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the third quarter. Any such activities could also impact our book value and return on equity.

BMO’s Basel III Leverage Ratio was 4.3% at July 31, 2019, up from 4.2% at April 30, 2019 and October 31, 2018, respectively, due to higher Tier 1 Capital from retained earnings growth and Additional Tier 1 capital issuances, which more than offset higher leverage exposures from business growth.

Regulatory Developments

In July 2019, the Office of the Superintendent of Financial Institutions (OSFI) revised its capital requirements for operational risk applicable to deposit taking institutions (DTIs). Currently, BMO is required to apply the higher of the Advanced Measurement Approach (AMA) and the current Standardized Approach (SA) for operational risk capital. As part of the transition to the revised Basel III Standardized Approach, DTIs that are currently approved to use AMA, which BMO is, will be required to report using the current SA effective the first quarter of fiscal 2020. We do not expect an impact to our capital ratios from this change. DTIs will be required to report using the revised Basel III Standardized Approach effective the first quarter of fiscal 2021. We are currently assessing the impact on the adoption of the revised Basel III Standardized Approach.

In June 2019, OSFI set the level of the Domestic Stability Buffer (DSB), a Pillar 2 buffer applicable to D-SIBs, at 2.0%, up from 1.75%, effective October 31, 2019. The increase reflects OSFI’s assessment of identified systemic vulnerabilities, including Canadian consumer indebtedness, asset imbalances in the Canadian market, and Canadian institutional indebtedness. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA.

In April 2019, OSFI released the final version of the Large Exposure Limits Guideline for implementation by Canadian Domestic Systemically Important Banks (D-SIBs) in the first quarter of fiscal 2020, which is not expected to have a material impact on our operations.

In January 2019, the Basel Committee on Banking Supervision (BCBS) issued final standards on the Minimum Capital Requirements for Market Risk (the Final Market Risk Framework) to address the outstanding design and calibration issues of the 2016 framework and provide further clarity to facilitate its implementation. The Final Market Risk Framework is planned to take effect on January 1, 2022, concurrent with the implementation of the final Basel III reforms published in December 2017. OSFI issued a discussion paper in July 2018 setting out its preliminary views on scope and timing of implementation of the final Basel III reforms in Canada. The requirements, which are expected to be implemented domestically in the first quarter of fiscal 2022, have the potential to increase the amount of capital we are required to hold against market risk exposures. We continue to engage with OSFI as it works to finalize the approach to domestic implementation.

In November 2018, OSFI implemented its revised Capital Adequacy Requirements (CAR) Guideline. The main revisions include the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR) and the revised capital requirements for bank exposures to central counterparties, as well as a revised securitization framework. These changes resulted in a modest increase to the amount of capital we are required to hold. In November 2018, OSFI also implemented the revised Leverage Requirements Guideline to align with the changes for counterparty credit risk and the securitization framework in the revised CAR Guideline.

The Canadian Bail-In Regime, including OSFI’s Total Loss Absorbing Capacity (TLAC) Guideline, came into effect on September 23, 2018. Under this regime, the bank is required to meet target TLAC requirements by November 1, 2021. The targets are currently set at a risk-based TLAC ratio of 23.5% RWA (including a 2.0% DSB) and a TLAC leverage ratio of 6.75%, which we expect to comfortably meet when effective. Since September 2018, BMO has issued $13.0 billion in TLAC-eligible funding.

In April 2019, the U.S. Federal Reserve Board issued for comment notices of proposed rulemaking on the tailoring of prudential standards for foreign banking organizations (FBOs) and revisions to resolution plan requirements for large domestic banks and FBOs. The public comment period closed on June 21, 2019.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 100 to 108 and the Legal and Regulatory Risk section on pages 112 to 114 of BMO’s 2018 Annual Report.

11 BMO Financial Group Third Quarter Report 2019

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2018 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at July 31, 2019
Common Equity Tier 1 Ratio	4.5%	3.5%	1.75%	9.75%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	1.75%	11.25%	13.0%
Total Capital Ratio	8.0%	3.5%	1.75%	13.25%	15.3%
Leverage Ratio	3.0%	na	na	3.0%	4.3%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers for BMO include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer as prescribed by OSFI (not material for the third quarter of 2019). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.75%, and will increase to 2.0% effective October 31, 2019. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q4-2018

Gross common equity (1)	45,295	44,705	41,387
Regulatory adjustments applied to common equity	(9,632)	(9,929)	(8,666)
Common Equity Tier 1 Capital (CET1)	35,663	34,776	32,721
Additional Tier 1 eligible capital (2)	5,348	4,690	4,790
Regulatory adjustments applied to Tier 1	(217)	(219)	(291)
Additional Tier 1 Capital (AT1)	5,131	4,471	4,499
Tier 1 Capital (T1 = CET1 + AT1)	40,794	39,247	37,220
Tier 2 eligible capital (3)	7,070	7,140	7,017
Regulatory adjustments applied to Tier 2	(75)	(79)	(121)
Tier 2 Capital (T2)	6,995	7,061	6,896
Total Capital (TC = T1 + T2)	47,789	46,308	44,116

Risk-weighted Assets and Leverage Ratio Exposures (4)(5)
CET1 Capital Risk-Weighted Assets	313,003	308,844	289,237
Tier 1 Capital Risk-Weighted Assets	313,003	308,844	289,420
Total Capital Risk-Weighted Assets	313,003	308,844	289,604
Leverage Ratio Exposures	943,275	931,500	876,106

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.3
Tier 1 Capital Ratio	13.0	12.7	12.9
Total Capital Ratio	15.3	15.0	15.2
Leverage Ratio	4.3	4.2	4.2

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include certain loan loss allowances.
(4)

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor approach effective Q2-2018, which included a shift from Basel I to the Basel II standardized approach and a reduction in the floor factor.

(5)	The Credit Valuation Adjustment (CVA) was fully phased in starting Q1-2019. The applicable scalars for CET1, Tier 1 Capital and Total Capital were 80%, 83% and 86%, respectively, in fiscal 2018.

Other Capital Developments

On June 3, 2019, we established a new normal course issuer bid (NCIB) that will permit us to purchase for cancellation up to 15 million common shares over a 12-month period. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

During the quarter, 274,868 common shares were issued through the exercise of stock options.

On August 14, 2019, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 29 (Preferred Shares Series 29). During the conversion period, which ran from July 26, 2019, to August 12, 2019, 223,098 Preferred Shares Series 29 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 30 (Preferred Shares Series 30), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 29 prospectus supplement dated May 30, 2014. As a result, no Preferred Shares Series 30 shares were issued and holders of Preferred Shares Series 29 retained their shares. The dividend rate for the Preferred Shares Series 29 is 3.624% for the five-year period commencing on August 25, 2019, and ending on August 24, 2024.

On August 1, 2019, we announced our intention to redeem all of our $1,000,000,000 3.12% Series H Medium-Term Notes First Tranche on September 19, 2019.

On July 30, 2019, we completed an inaugural issuance of US$500 million 4.80% Fixed Rate Resetting Non-Cumulative Subordinated Additional Tier 1 Capital Notes (NVCC).

On May 15, 2019, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 27 (Preferred Shares Series 27). During the conversion period, which ran from April 25, 2019, to May 10, 2019, 412,564 Preferred Shares Series 27 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 28 (Preferred Shares Series 28), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 27 prospectus supplement dated

BMO Financial Group Third Quarter Report 2019 12

April 16, 2014. As a result, no Preferred Shares Series 28 shares were issued and holders of Preferred Shares Series 27 retained their shares. The dividend rate for the Preferred Shares Series 27 is 3.852% for the five-year period commencing on May 25, 2019, and ending on May 24, 2024.

On April 17, 2019, we completed our domestic public offering of $350 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46.

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes - Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

If a NVCC trigger event were to occur, our NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.11 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Outstanding Shares and Securities Convertible into Common Shares

As at July 31, 2019	Number of shares or dollar amount (in millions)
Common shares	639.0
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400
Series 44	$400
Series 46	$350
Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes	US$500
Medium-Term Notes (1)
Series H - First Tranche	$1,000
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Stock options
Vested	3.7
Non-vested	2.6

(1)	Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 181 of BMO’s 2018 Annual Report.

  Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements on page 49 and Note 16 to the audited annual consolidated financial statements on page 182 of BMO’s 2018

  Annual Report. Details on Additional Tier 1 Capital Notes are outlined in Note 7 to the unaudited interim consolidated financial statements on page 49.

Dividends

On August 27, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.03 per share, unchanged from the preceding quarter, and up $0.07 per share or 7% from the prior year. The dividend is payable on November 26, 2019, to shareholders of record on November 1, 2019. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

13 BMO Financial Group Third Quarter Report 2019

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the third quarter of 2019.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform with the current period’s presentation.

The bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), effective November 1, 2018, and elected to present prior periods retrospectively, as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform to the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income (teb)	2,565	2,442	2,396	7,499	6,953
Non-interest revenue (1)	848	795	812	2,443	2,364
Total revenue (teb) (1)	3,413	3,237	3,208	9,942	9,317
Provision for (recovery of) credit losses on impaired loans	235	140	174	504	545
Provision for (recovery of) credit losses on performing loans	67	21	3	85	(38)
Total provision for credit losses	302	161	177	589	507
Non-interest expense (1)	1,774	1,727	1,704	5,230	4,971
Income before income taxes	1,337	1,349	1,327	4,123	3,839
Provision for income taxes (teb)	321	328	322	995	942
Reported net income	1,016	1,021	1,005	3,128	2,897
Amortization of acquisition-related intangible assets (2)	12	11	12	34	35
Adjusted net income	1,028	1,032	1,017	3,162	2,932

Net income growth (%)	1.1	9.0	14.5	8.0	10.2
Adjusted net income growth (%)	1.1	8.9	14.2	7.9	10.0
Revenue growth (%)	6.4	6.6	7.1	6.7	4.8
Non-interest expense growth (%)	4.1	6.6	4.8	5.2	3.2
Adjusted non-interest expense growth (%)	4.2	6.7	4.9	5.3	3.3
Return on equity (%)	16.4	17.6	18.5	17.4	18.4
Adjusted return on equity (%)	16.6	17.8	18.7	17.6	18.6
Operating leverage (teb) (%)	2.3	-	2.3	1.5	1.6
Adjusted operating leverage (teb) (%)	2.2	(0.1)	2.2	1.4	1.5
Efficiency ratio (teb) (%)	52.0	53.4	53.2	52.6	53.4
Adjusted efficiency ratio (teb) (%)	51.5	52.9	52.7	52.2	52.9
Net interest margin on average earning assets (teb) (%)	2.94	2.96	2.97	2.96	2.96
Average earning assets	346,301	338,178	319,954	338,588	313,780
Average gross loans and acceptances	355,478	346,240	325,545	346,684	318,516
Average net loans and acceptances	353,873	344,666	323,984	345,104	317,019
Average deposits	283,924	276,391	251,671	277,773	247,396

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Total P&C before tax amounts of $15 million in Q3-2019, $14 million in Q2-2019 and $15 million in Q3-2018; $44 million for YTD-2019 and $45 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income of $1,016 million and adjusted net income of $1,028 million both increased 1% from the prior year, and were relatively unchanged excluding the impact of the stronger U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 14

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income	1,498	1,407	1,402	4,338	4,120
Non-interest revenue (1)	550	514	532	1,585	1,547
Total revenue (1)	2,048	1,921	1,934	5,923	5,667
Provision for (recovery of) credit losses on impaired loans	174	122	120	410	348
Provision for (recovery of) credit losses on performing loans	30	16	17	52	18
Total provision for credit losses	204	138	137	462	366
Non-interest expense (1)	970	952	932	2,883	2,779
Income before income taxes	874	831	865	2,578	2,522
Provision for income taxes	226	216	224	668	647
Reported net income	648	615	641	1,910	1,875
Amortization of acquisition-related intangible assets (2)	1	-	-	2	1
Adjusted net income	649	615	641	1,912	1,876

Personal revenue	1,273	1,211	1,242	3,704	3,677
Commercial revenue	775	710	692	2,219	1,990
Net income growth (%)	1.1	4.5	4.9	1.9	(0.3)
Revenue growth (%)	5.9	4.9	5.6	4.5	3.3
Non-interest expense growth (%)	4.0	4.7	4.7	3.7	5.3
Adjusted non-interest expense growth (%)	4.0	4.7	4.7	3.7	5.3
Return on equity (%)	26.3	26.8	30.4	26.9	30.3
Adjusted return on equity (%)	26.3	26.8	30.5	26.9	30.3
Operating leverage (%)	1.9	0.2	0.9	0.8	(2.0)
Adjusted operating leverage (%)	1.9	0.2	0.9	0.8	(2.0)
Efficiency ratio (%)	47.3	49.6	48.2	48.7	49.0
Net interest margin on average earning assets (%)	2.65	2.61	2.60	2.63	2.60
Average earning assets	224,073	220,624	213,829	220,874	212,183
Average gross loans and acceptances	239,310	234,853	224,799	234,950	222,384
Average net loans and acceptances	238,434	233,976	223,936	234,078	221,529
Average deposits	177,093	171,151	159,818	172,142	158,472

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of $1 million in Q3-2019, $nil in both Q2-2019 and Q3-2018; $2 million for YTD-2019 and $1 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2019 vs. Q3 2018

Canadian P&C reported net income of $648 million increased $7 million or 1% and adjusted net income of $649 million increased $8 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, largely offset by higher provisions for credit losses and higher expenses.

Revenue of $2,048 million increased $114 million or 6% from the prior year due to higher balances across products, higher non-interest revenue and higher margins. Net interest margin of 2.65% increased 5 basis points due to higher rates, including the benefit of the widening Prime rate to the Banker’s Acceptances (BA) rate, and a favourable product mix.

Personal revenue increased $31 million or 3% due to higher balances across products and higher margins, partially offset by lower non-interest revenue. Commercial revenue increased $83 million or 12% due to higher balances across products, higher non-interest revenue and higher margins.

Total provision for credit losses of $204 million increased $67 million from the prior year. The provision for credit losses on impaired loans increased $54 million to $174 million with higher consumer and commercial provisions. There was a $30 million provision for credit losses on performing loans in the current quarter compared with a $17 million provision for credit losses on performing loans in the prior year.

Non-interest expense of $970 million increased $38 million or 4% reflecting investment in the business, including technology and sales force investments.

Average gross loans and acceptances of $239.3 billion increased $14.5 billion or 6% from the prior year. Total personal lending balances (excluding retail cards) increased 2%, including 4% growth in proprietary mortgages and amortizing home equity line of credit (HELOC) loans. Commercial loan balances (excluding corporate cards) increased 16%. Average deposits of $177.1 billion increased $17.3 billion or 11%. Personal deposit balances increased 12% and commercial deposit balances increased 9%.

Q3 2019 vs. Q2 2019

Reported net income of $648 million increased $33 million or 6% and adjusted net income of $649 million increased $34 million or 6% from the prior quarter.

Revenue increased $127 million or 7%, largely due to the impact of three more days in the current quarter, higher balances across products and increased non-interest revenue. Net interest margin of 2.65% increased 4 basis points due to improved spreads on lending products, including the benefit of the widening Prime rate to the BA rate, and changes in product mix.

Personal revenue increased $62 million or 5%, primarily due to more days in the current quarter, higher balances across products, higher margins and higher non-interest revenue. Commercial revenue increased $65 million or 9%, primarily due to higher non-interest revenue, more days in the current quarter and higher balances across products.

Total provision for credit losses increased $66 million. The provision for credit losses on impaired loans increased $52 million with higher consumer and commercial provisions in the current quarter. There was a $30 million provision for credit losses on performing loans in the current quarter compared with a $16 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $18 million or 2%, primarily due to the impact of more days in the current quarter.

Average gross loans and acceptances increased $4.5 billion or 2% and average deposits increased $5.9 billion or 3%.

15 BMO Financial Group Third Quarter Report 2019

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net income of $1,910 million increased $35 million or 2% and adjusted net income of $1,912 million increased $36 million or 2% from the prior year.

Revenue of $5,923 million increased $256 million or 5% from the prior year, primarily due to higher balances across most products, increased non-interest revenue and higher margins. The prior year included a gain related to the restructuring of Interac Corporation. Net interest margin of 2.63% increased 3 basis points due to a favourable product mix and the benefit of higher rates.

Personal revenue increased $27 million or 1%, primarily due to higher balances across most products, partially offset by lower non-interest revenue, including the gain in the prior year. Commercial revenue increased $229 million or 11% due to higher balances across products, higher non-interest revenue and higher margins.

Total provision for credit losses of $462 million increased $96 million. The provision for credit losses on impaired loans increased $62 million to $410 million with higher consumer and commercial provisions. There was a $52 million provision for credit losses on performing loans in the current year compared with a $18 million provision for credit losses on performing loans in the prior year.

Non-interest expense of $2,883 million increased $104 million or 4% reflecting investment in the business, primarily in our sales force and technology, partially offset by a legal reserve in the prior year.

Average gross loans and acceptances increased $12.6 billion or 6% and average deposits increased $13.7 billion or 9%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 16

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income (teb)	804	779	762	2,376	2,209
Non-interest revenue (1)	225	211	214	645	637
Total revenue (teb) (1)	1,029	990	976	3,021	2,846
Provision for (recovery of) credit losses on impaired loans	45	13	42	70	155
Provision for (recovery of) credit losses on performing loans	28	4	(11)	25	(45)
Total provision for credit losses	73	17	31	95	110
Non-interest expense (1)	606	583	593	1,764	1,709
Income before income taxes	350	390	352	1,162	1,027
Provision for income taxes (teb)	73	84	73	247	230
Reported net income	277	306	279	915	797
Amortization of acquisition-related intangible assets (2)	8	8	9	24	26
Adjusted net income	285	314	288	939	823

Personal revenue	348	335	326	1,024	929
Commercial revenue	681	655	650	1,997	1,917
Net income growth (%)	(0.6)	12.7	35.8	14.8	40.9
Adjusted net income growth (%)	(0.8)	12.1	34.2	14.1	38.9
Revenue growth (%)	5.3	5.5	8.8	6.1	10.5
Non-interest expense growth (%)	2.3	5.4	4.4	3.2	3.7
Adjusted non-interest expense growth (%)	2.5	5.7	4.7	3.4	3.9
Return on equity (%)	9.8	11.6	10.9	11.2	10.7
Adjusted return on equity (%)	10.1	11.9	11.3	11.5	11.0
Operating leverage (teb) (%)	3.0	0.1	4.4	2.9	6.8
Adjusted operating leverage (teb) (%)	2.8	(0.2)	4.1	2.7	6.6
Efficiency ratio (teb) (%)	59.0	58.9	60.7	58.4	60.0
Adjusted efficiency ratio (teb) (%)	57.9	57.8	59.5	57.4	58.8
Net interest margin on average earning assets (teb) (%)	3.46	3.61	3.71	3.59	3.73
Average earning assets	92,116	88,389	81,428	88,469	79,217
Average gross loans and acceptances	87,549	83,750	77,301	83,975	74,954
Average net loans and acceptances	87,000	83,225	76,765	83,442	74,454
Average deposits	80,520	79,131	70,478	79,383	69,341

(Canadian $ equivalent in millions)

Net interest income (teb)	1,067	1,035	994	3,161	2,833
Non-interest revenue (1)	298	281	280	858	817
Total revenue (teb) (1)	1,365	1,316	1,274	4,019	3,650
Provision for credit losses on impaired loans	61	18	54	94	197
Provision for (recovery of) credit losses on performing loans	37	5	(14)	33	(56)
Total provision for credit losses	98	23	40	127	141
Non-interest expense (1)	804	775	772	2,347	2,192
Income before income taxes	463	518	462	1,545	1,317
Provision for income taxes (teb)	95	112	98	327	295
Reported net income	368	406	364	1,218	1,022
Adjusted net income	379	417	376	1,250	1,056

Net income growth (%)	1.2	16.6	36.4	19.2	36.7
Adjusted net income growth (%)	1.0	16.0	34.8	18.6	34.8
Revenue growth (%)	7.2	9.1	9.3	10.1	7.2
Non-interest expense growth (%)	4.2	9.0	5.0	7.1	0.6
Adjusted non-interest expense growth (%)	4.3	9.3	5.2	7.3	0.8
Average earning assets	122,228	117,554	106,125	117,714	101,597
Average gross loans and acceptances	116,168	111,387	100,746	111,734	96,132
Average net loans and acceptances	115,439	110,690	100,048	111,026	95,490
Average deposits	106,831	105,240	91,853	105,631	88,924

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of US$11 million in Q3-2019, US$11 million in both Q2-2019 and Q3-2018; US$32 million for YTD-2019 and US$34 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2019 vs. Q3 2018

U.S. P&C reported net income of $368 million increased $4 million or 1% and adjusted net income of $379 million increased $3 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $277 million compared with $279 million and adjusted net income was $285 million compared with $288 million in the prior year, with good revenue performance offset by higher provisions for credit losses and higher expenses.

Revenue of $1,029 million increased $53 million or 5% from the prior year, primarily due to higher loan and deposit balances, net of a lower net interest margin. Net interest margin of 3.46% decreased 25 basis points due to loan spread compression and changes in deposit product mix, net of improved deposit product spreads.

Personal revenue increased $22 million or 7% due to higher deposit revenue. Commercial revenue increased $31 million or 5%, primarily due to higher loan balances, net of loan spread compression, and higher deposit revenue.

Total provision for credit losses of $73 million increased $42 million from the prior year. The provision for credit losses on impaired loans increased $3 million to $45 million, due to higher commercial provisions. There was a $28 million provision for credit losses on performing loans in the current quarter compared with a $11 million recovery of credit losses on performing loans in the prior year.

17 BMO Financial Group Third Quarter Report 2019

Non-interest expense of $606 million and adjusted non-interest expense of $595 million both increased $13 million or 2%, primarily due to higher technology investment and employee-related costs, partially offset by the impact of non-recurring items that elevated expenses in the prior year and lower Federal Deposit Insurance Corporation insurance expense.

Average gross loans and acceptances of $87.5 billion increased $10.2 billion or 13% from the prior year driven by commercial loan growth of 16% and personal loan growth of 4%. Average deposits of $80.5 billion increased $10.0 billion or 14% from the prior year with 19% growth in commercial deposit balances and 11% growth in personal deposit balances.

Q3 2019 vs. Q2 2019

Reported net income was $368 million compared with $406 million in the prior quarter and adjusted net income was $379 million compared with $417 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income decreased $29 million or 9% due to higher provisions for credit losses, partially offset by the impact of three more days in the current quarter.

Revenue increased $39 million or 4%, primarily due to the impact of more days in the current quarter, higher loan balances and fee income, net of loan spread compression. Net interest margin of 3.46% decreased 15 basis points due to higher deposit costs, loan spread compression and the impact of loans growing faster than deposits.

Personal revenue increased $13 million or 4% and commercial revenue increased $26 million or 4%, primarily due to more days in the current quarter.

Total provision for credit losses increased $56 million. The provision for credit losses on impaired loans increased $32 million, largely due to a recovery on a commercial loan in the prior quarter. There was a $28 million provision for credit losses on performing loans in the current quarter compared with a $4 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense of $606 million and adjusted non-interest expense of $595 million both increased $23 million or 4%, primarily due to the impact of more days in the current quarter, higher employee-related costs and higher technology investment.

Average gross loans and acceptances increased $3.8 billion or 5% with growth in both commercial and personal balances. Average deposits increased $1.4 billion or 2% with growth in commercial and personal balances.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net income of $1,218 million increased $196 million or 19% and adjusted net income of $1,250 million increased $194 million or 19% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $915 million increased $118 million or 15% and adjusted net income of $939 million increased $116 million or 14% from the prior year, primarily due to good revenue performance, partially offset by higher expenses.

Revenue of $3,021 million increased $175 million or 6%, primarily due to higher deposit revenue and loan balances, net of loan spread compression. Net interest margin of 3.59% decreased 14 basis points due to loan spread compression and changes in deposit product mix, net of improved deposit product spreads and the impact of deposits growing faster than loans.

Personal revenue increased $95 million or 10%, largely due to higher deposit revenue. Commercial revenue increased $80 million or 4%, primarily due to higher loan balances and deposit revenue, net of loan spread compression.

Total provision for credit losses of $95 million decreased $15 million. The provision for credit losses on impaired loans decreased $85 million, largely due to consumer and commercial provision recoveries in the current year. There was a $25 million provision for credit losses on performing loans in the current year compared with a $45 million recovery of performing loans in the prior year.

Non-interest expense of $1,764 million increased $55 million or 3% and adjusted non-interest expense of $1,732 million increased $57 million or 3%, primarily due to higher employee-related costs and technology investment, partially offset by the impact of non-recurring items in the prior year and lower Federal Deposit Insurance Corporation insurance expense.

Average gross loans and acceptances increased $9.0 billion or 12% from the prior year to $84.0 billion driven by commercial loan growth of 14% and higher personal loan balances of 3%. Average deposits of $79.4 billion increased $10.0 billion or 14% from the prior year with 18% growth in commercial balances and 12% growth in personal balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 18

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income	237	230	212	699	616
Non-interest revenue (1)	1,876	1,612	1,328	5,396	4,114
Total revenue (1)	2,113	1,842	1,540	6,095	4,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	887	561	269	2,374	962
Revenue, net of CCPB	1,226	1,281	1,271	3,721	3,768
Provision for (recovery of) credit losses on impaired loans	-	(1)	2	1	4
Provision for (recovery of) credit losses on performing loans	(2)	1	2	(1)	(1)
Total provision for (recovery of) credit losses	(2)	-	4	-	3
Non-interest expense (1)	885	882	876	2,662	2,633
Income before income taxes	343	399	391	1,059	1,132
Provision for income taxes	94	94	100	266	279
Reported net income	249	305	291	793	853
Amortization of acquisition-related intangible assets (2)	8	10	10	28	31
Adjusted net income	257	315	301	821	884

Traditional wealth businesses reported net income	225	226	202	625	613
Traditional wealth businesses adjusted net income	233	236	212	653	644
Insurance reported net income	24	79	89	168	240
Net income growth (%)	(14.3)	3.2	8.3	(7.0)	7.8
Adjusted net income growth (%)	(14.4)	2.8	6.5	(7.1)	5.0
Revenue growth (%)	37.2	16.3	6.8	28.9	4.4
Revenue growth, net of CCPB (%)	(3.6)	2.4	6.9	(1.3)	5.6
Non-interest expense growth (%)	1.0	2.4	5.2	1.1	4.7
Adjusted non-interest expense growth (%)	1.2	2.5	5.9	1.2	5.8
Return on equity (%)	15.3	19.8	18.9	16.8	19.2
Adjusted return on equity (%)	15.9	20.4	19.5	17.4	19.9
Operating leverage, net of CCPB (%)	(4.6)	-	1.7	(2.4)	0.9
Adjusted operating leverage, net of CCPB (%)	(4.8)	(0.1)	1.0	(2.5)	(0.2)
Reported efficiency ratio (%)	41.9	47.9	56.9	43.7	55.7
Reported efficiency ratio, net of CCPB (%)	72.2	68.8	68.9	71.5	69.9
Adjusted efficiency ratio (%)	41.3	47.2	56.0	43.1	54.8
Adjusted efficiency ratio, net of CCPB (%)	71.2	67.9	67.9	70.6	68.8
Assets under management	464,711	465,468	451,216	464,711	451,216
Assets under administration (3)	391,622	396,774	394,513	391,622	394,513
Average assets	41,891	40,402	36,595	40,345	35,375
Average gross loans and acceptances	24,068	23,039	20,736	23,135	19,862
Average net loans and acceptances	24,036	23,006	20,706	23,103	19,831
Average deposits	36,190	36,063	34,327	35,844	34,347

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)	Before tax amounts of $11 million in Q3-2019, $12 million in Q2-2019 and $13 million in Q3-2018; $36 million for YTD-2019 and $39 million for YTD-2018 are included in non-interest expense.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2019 vs. Q3 2018

BMO Wealth Management reported net income was $249 million compared with $291 million and adjusted net income was $257 million compared with $301 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $225 million increased $23 million or 11% and adjusted net income of $233 million increased $21 million or 10% driven by higher revenue, primarily due to the impact of a legal provision in the prior year and higher deposit and loan revenue, partially offset by lower fee-based revenue and select investments in the business. Insurance net income was $24 million compared with $89 million in the prior year, primarily due to lower reinsurance results, including the impact of higher claims, and unfavourable market movements in the current year relative to favourable movements in the prior year.

Revenue of $2,113 million increased $573 million or 37% from the prior year. Revenue, net of CCPB, was $1,226 million, a decrease of $45 million or 4%. Revenue in traditional wealth was $1,153 million, an increase of $27 million or 2%, due to higher deposit and loan revenue and the impact of a legal provision in the prior year, partially offset by lower fee-based revenue. Insurance revenue, net of CCPB, was $73 million compared with $145 million, for the reasons noted above.

Reported non-interest expense of $885 million increased $9 million or 1% and adjusted non-interest expense of $874 million increased $11 million or 1% from the prior year.

Assets under management increased $13.5 billion or 3% from the prior year to $464.7 billion, primarily driven by stronger equity markets, partially offset by unfavourable foreign exchange. Assets under administration decreased $2.9 billion or 1% from the prior year to $391.6 billion. Average gross loans and average deposits grew by 16% and 5%, respectively, as we continue to diversify our product mix.

Q3 2019 vs. Q2 2019

Reported net income was $249 million compared with $305 million and adjusted net income was $257 million compared with $315 million in the prior quarter. Traditional wealth reported net income of $225 million and adjusted net income of $233 million were relatively unchanged from the prior quarter, as the impact from three more days was more than offset by lower global markets. Insurance net income was $24 million compared with $79 million in the prior quarter, primarily due to lower reinsurance results, including the impact of higher claims, and unfavourable market movements in the current quarter relative to favourable movements in the prior quarter.

Revenue, net of CCPB, decreased $55 million or 4%. Revenue in traditional wealth increased $8 million or 1%. Net insurance revenue decreased $63 million, largely due to the drivers noted above.

19 BMO Financial Group Third Quarter Report 2019

Reported and adjusted non-interest expense were up $3 million and $4 million respectively.

Assets under management decreased $0.8 billion and assets under administration decreased $5.2 billion or 1% from the prior quarter, primarily due to unfavourable foreign exchange. Average gross loans grew by 4% and average deposits were relatively unchanged from the prior quarter.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net income was $793 million compared with $853 million and adjusted net income was $821 million compared with $884 million in the prior year. Traditional wealth reported net income was $625 million, an increase of $12 million or 2%, and adjusted net income was $653 million, an increase of $9 million or 1%, primarily driven by higher revenue due to higher deposit and loan revenue and the impact of the legal provision in the prior year, partially offset by lower performance fees in asset management and higher expenses. Insurance net income was $168 million compared with $240 million in the prior year. Results reflect lower reinsurance results, including the impact of higher claims, as well as an unfavourable impact from market movements in the current year relative to favourable movements in the prior year.

Revenue of $6,095 million increased $1,365 million or 29% from the prior year. Revenue, net of CCPB, was $3,721 million compared with $3,768 million in the prior year. Revenue in traditional wealth of $3,400 million increased $32 million or 1%, primarily due to higher deposit and loan revenue and the impact of the legal provision in the prior year, partially offset by lower performance fees in asset management. Insurance revenue, net of CCPB, was $321 million compared with $400 million in the prior year, primarily due to the drivers noted above.

Non-interest expense of $2,662 million increased $29 million or 1% and adjusted non-interest expense of $2,626 million increased $32 million or 1%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income (teb) (1)	538	599	410	1,698	1,291
Non-interest revenue (1)(2)	662	630	695	1,863	1,940
Total revenue (teb) (1)(2)	1,200	1,229	1,105	3,561	3,231
Provision for (recovery of) credit losses on impaired loans	7	12	3	20	(14)
Provision for (recovery of) credit losses on performing loans	3	3	4	20	3
Total provision for (recovery of) credit losses	10	15	7	40	(11)
Non-interest expense (2)	794	887	701	2,473	2,094
Income before income taxes	396	327	397	1,048	1,148
Provision for income taxes (teb)	83	78	96	231	290
Reported net income	313	249	301	817	858
Acquisition integration costs (3)	2	2	2	8	2
Amortization of acquisition-related intangible assets (4)	3	2	-	8	-
Adjusted net income	318	253	303	833	860

Trading Products revenue	665	719	639	2,016	1,911
Investment and Corporate Banking revenue	535	510	466	1,545	1,320
Net income growth (%)	4.0	(12.8)	7.0	(4.7)	(10.6)
Adjusted net income growth (%)	5.0	(11.4)	7.5	(3.1)	(10.5)
Revenue growth (%)	8.6	18.0	4.9	10.2	(6.6)
Non-interest expense growth (%)	13.3	32.1	1.2	18.1	(0.5)
Adjusted non-interest expense growth (%)	12.8	31.3	0.9	17.3	(0.6)
Return on equity (%)	11.3	9.2	13.2	9.9	13.1
Adjusted return on equity (%)	11.5	9.4	13.3	10.1	13.1
Operating leverage (teb) (%)	(4.7)	(14.1)	3.7	(7.9)	(6.1)
Adjusted operating leverage (teb) (%)	(4.2)	(13.3)	4.0	(7.1)	(6.0)
Efficiency ratio (teb) (%)	66.1	72.1	63.4	69.4	64.8
Adjusted efficiency ratio (teb) (%)	65.6	71.7	63.2	68.8	64.7
Average assets	343,009	344,427	312,369	342,549	303,526
Average gross loans and acceptances	60,870	60,246	46,653	59,118	46,304
Average net loans and acceptances	60,771	60,168	46,590	59,037	46,237
Average deposits	140,403	137,974	139,051	143,760	136,617

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)

KGS-Alpha acquisition integration costs before tax amounts of $3 million in Q3-2019, $2 million in both Q2-2019 and Q3-2018; $11 million for YTD-2019 and $2 million for YTD-2018 are included in non-interest expense.

(4)	Before tax amounts of $3 million in Q3-2019, $4 million in Q2-2019 and $nil in Q3-2018; $10 million for YTD-2019 and $1 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2019 vs. Q3 2018

BMO Capital Markets reported net income of $313 million increased $12 million or 4% and adjusted net income of $318 million increased $15 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Net income reflects good revenue performance, net of higher expenses.

Revenue of $1,200 million increased $95 million or 9%, or 8% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased, primarily due to higher corporate banking-related revenue. Trading Products revenue increased, primarily due to the impact of the acquisition of KGS-Alpha, partially offset by lower client activity in interest rate trading.

BMO Financial Group Third Quarter Report 2019 20

Total provision for credit losses of $10 million increased $3 million from the prior year. The provision for credit losses on impaired loans increased $4 million to $7 million. There was a $3 million provision for credit losses on performing loans in the current quarter compared with a $4 million provision in the prior year.

Non-interest expense of $794 million increased $93 million or 13% and adjusted non-interest expense of $788 million increased $89 million or 13%, or 12% excluding the impact of the stronger U.S. dollar. The impact of the KGS-Alpha acquisition accounted for approximately half of the year-over-year increase. The remainder of the increase was primarily due to higher employee-related costs and other expenses.

Q3 2019 vs. Q2 2019

Reported net income of $313 million increased $64 million or 25% and adjusted net income of $318 million increased $65 million or 25% from the prior quarter.

Revenue decreased $29 million or 2%. Trading Products revenue decreased, primarily due to lower interest rate trading revenue, partially offset by higher equity trading revenue, including the impact for both fair value adjustments in the prior quarter. Investment and Corporate Banking revenue increased due to higher corporate banking-related and advisory revenue, partially offset by lower debt underwriting revenue.

Total provision for credit losses decreased $5 million. The provision for credit losses on impaired loans decreased $5 million in the current quarter. There was a $3 million provision for credit losses on performing loans in the current quarter, unchanged from the prior quarter.

Non-interest expense decreased $93 million or 10% and adjusted non-interest expense decreased $93 million or 11%, due to the impact of a severance expense of $120 million ($90 million after-tax) in the prior quarter, partially offset by higher employee-related costs.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net income was $817 million compared with $858 million in the prior year and adjusted net income was $833 million compared with $860 million in the prior year, as higher revenue was more than offset by higher expenses, including the severance expense in the second quarter of 2019, and higher provisions for credit losses.

Revenue of $3,561 million increased $330 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased, due to higher corporate banking-related revenue and higher underwriting and advisory revenue. Trading Products revenue increased due to higher interest rate trading revenue and a valuation adjustment, including the impact of the acquisition of KGS-Alpha, and higher commodities trading revenue, partially offset by lower equities trading revenue and lower new equity issuances.

Total provision for credit losses was $40 million compared with a $11 million recovery of credit losses in the prior year. The provision for credit losses on impaired loans was $20 million compared with a $14 million recovery of impaired loans in the prior year. There was a $20 million provision for credit losses on performing loans in the current year compared with a $3 million provision for credit losses on performing loans in the prior year.

Non-interest expense of $2,473 million increased $379 million or 18% and adjusted non-interest expense of $2,452 million increased $361 million or 17%, or 15% excluding the impact of the stronger U.S. dollar, primarily due to higher employee-related costs, including the impact of the severance expense in the second quarter of 2019 and the acquisition of KGS-Alpha. Other expenses also increased. The severance expense and KGS-Alpha acquisition accounted for approximately two thirds of the year-to-date increase.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

21 BMO Financial Group Third Quarter Report 2019

Corporate Services

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Net interest income before group teb offset	(49)	(58)	(74)	(153)	(191)
Group teb offset	(74)	(78)	(62)	(219)	(246)
Net interest income (teb)	(123)	(136)	(136)	(372)	(437)
Non-interest revenue	63	41	77	170	171
Total revenue (teb)	(60)	(95)	(59)	(202)	(266)
Provision for (recovery of) credit losses on impaired loans	1	(1)	(2)	(5)	(12)
Provision for (recovery of) credit losses on performing loans	(5)	1	-	(5)	-
Total provision for (recovery of) credit losses	(4)	-	(2)	(10)	(12)
Non-interest expense	38	99	78	278	586
Income (loss) before income taxes	(94)	(194)	(135)	(470)	(840)
Provision for (recovery of) income taxes (teb)	(73)	(116)	(75)	(296)	12
Reported net income (loss)	(21)	(78)	(60)	(174)	(852)
Acquisition integration costs (1)	-	-	5	-	10
Restructuring costs (2)	-	-	-	-	192
U.S. net deferred tax asset revaluation (3)	-	-	-	-	425
Adjusted net loss	(21)	(78)	(55)	(174)	(225)

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(2)

In Q2-2018, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense.

(3)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O manages, maintains and provides governance of information technology, cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses and certain acquisition integration costs and restructuring costs in prior periods. Results include a charge due to the revaluation of our U.S. net deferred tax asset in the first quarter of 2018 and a restructuring charge in the second quarter of 2018.

Q3 2019 vs. Q3 2018

Corporate Services reported and adjusted net loss for the quarter was $21 million compared with a reported net loss of $60 million and an adjusted net loss of $55 million in the prior year. Adjusted results exclude acquisition integration costs in the prior year. Compared with the prior year, adjusted results benefited from items that resulted in lower expenses and higher revenue excluding teb.

Q3 2019 vs. Q2 2019

Reported and adjusted net loss for the quarter was $21 million compared with a reported and adjusted net loss of $78 million in the prior quarter. Results increased due to lower expenses driven by the impact of a gain on the sale of an office building and lower other expenses, and higher revenue excluding teb, largely due to higher securities gains in the current quarter.

Q3 YTD 2019 vs. Q3 YTD 2018

Reported net loss was $174 million compared with a net loss of $852 million in the prior year. Adjusted net loss was $174 million compared with an adjusted net loss of $225 million in the prior year. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset, the restructuring charge, and acquisition integration costs in the prior year. Adjusted results increased, primarily due to lower expenses, including lower employee-related expenses, and higher revenue excluding teb. Reported results increased, primarily due to the revaluation and restructuring charge in the prior year.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 22

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017

Revenue (1)	6,666	6,213	6,517	5,893	5,794	5,580	5,638	5,614
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	887	561	926	390	269	332	361	573
Revenue, net of CCPB (1)	5,779	5,652	5,591	5,503	5,525	5,248	5,277	5,041
Provision for (recovery of) credit losses on impaired loans (2)	243	150	127	177	177	172	174	na
Provision for (recovery of) credit losses on performing loans (2)	63	26	10	(2)	9	(12)	(33)	na
Total provision for credit losses (2)	306	176	137	175	186	160	141	202
Non-interest expense (1)	3,491	3,595	3,557	3,193	3,359	3,525	3,400	3,339
Income before income taxes	1,982	1,881	1,897	2,135	1,980	1,563	1,736	1,500
Provision for income taxes	425	384	387	438	443	317	763	276
Reported net income (see below)	1,557	1,497	1,510	1,697	1,537	1,246	973	1,224
Acquisition integration costs (3)	2	2	4	13	7	2	3	15
Amortization of acquisition-related intangible assets (4)	23	23	24	24	22	23	21	26
Restructuring costs (5)	-	-	-	-	-	192	-	41
U.S. net deferred tax asset revaluation (6)	-	-	-	-	-	-	425	-
Benefit from the remeasurement of an employee benefit liability (7)	-	-	-	(203)	-	-	-	-
Adjusted net income (see below)	1,582	1,522	1,538	1,531	1,566	1,463	1,422	1,306
Basic earnings per share ($)	2.34	2.27	2.28	2.58	2.32	1.87	1.43	1.81
Diluted earnings per share ($)	2.34	2.26	2.28	2.58	2.31	1.86	1.43	1.81
Adjusted diluted earnings per share ($)	2.38	2.30	2.32	2.32	2.36	2.20	2.12	1.94

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Changes in the provision for credit losses on performing loans under this methodology are not considered an adjusting item. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions. Refer to the Changes in Accounting Policies in 2018 section on page 121 of BMO’s 2018 Annual Report for further details.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)	Restructuring charges recorded in Q2-2018 of $260 million pre-tax and in Q4-2017 of $59 million pre-tax. Restructuring costs are included in non-interest expense in Corporate Services.
(6)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information on the impact, see the Provision for Income Taxes section on page 42 of BMO’s 2018 Annual Report.

(7)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2018 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the fourth quarter of fiscal 2017 through the third quarter of fiscal 2019.

Earnings Trends

BMO’s results have generally trended upwards over the past eight quarters, largely reflecting continued growth in the P&C businesses, while market sensitive businesses have been impacted by market variability.

Reported results were impacted by a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018, a charge related to a revaluation of our U.S. net deferred tax asset in the first quarter of 2018 and restructuring charges in the second quarter of 2018 and the fourth quarter of 2017. Both our reported and adjusted results were impacted by elevated reinsurance claims in Wealth Management in the fourth quarters of 2018 and 2017. BMO Capital Markets results in the second quarter of 2019 included a severance expense.

Canadian P&C delivered positive year-over-year net income growth in seven of the past eight quarters, largely reflecting revenue growth driven by higher balances and increases in non-interest revenue. U.S. P&C net income reflects good revenue growth in the past eight quarters, due to steady growth in loans and deposits and improved deposit revenue, as well as good expense management and the benefit of U.S. tax reform. Traditional Wealth Management results have generally seen moderate increases, largely due to growth in our diversified businesses, including higher loan and deposit revenue. Results over the course of the past eight quarters were also impacted by market variability. Insurance results are subject to variability, resulting from the impact of interest rates, equity markets and reinsurance claims. BMO Capital Markets results reflect good revenue growth, largely due to Investment and Corporate Banking and U.S. segment performance. Quarterly net income has experienced variability due to market conditions, as well as the severance expense in the second quarter of 2019. Corporate Services results can vary from quarter to quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

The bank’s results reflect the impact of IFRS 15, Revenue from Contracts with Customers (IFRS 15), which was adopted retrospectively in the first quarter of 2019. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense, as well as reimbursements from customers for certain expenses incurred on their behalf, are presented as non-interest revenue. In addition, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS9) in the first quarter of 2018. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Refer to Note 4 on page 157 of the consolidated financial statements in BMO’s 2018 Annual Report for an explanation of the provision for credit losses. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

BMO’s provision for credit losses measured as a percentage of net loans and acceptances has varied between a range of 13 basis points to 28 basis points since the fourth quarter of 2017.

23 BMO Financial Group Third Quarter Report 2019

The effective income tax rate has varied, as it depends on legislative changes, changes in tax policy, including their interpretation by taxing authorities and the courts, earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $839.2 billion as at July 31, 2019, increased $65.1 billion from October 31, 2018. The stronger U.S. dollar at quarter-end increased assets by $0.8 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Net loans increased $33.5 billion, largely driven by an increase of $28.1 billion in business and government loans, primarily due to loan growth in our P&C businesses and BMO Capital Markets. Consumer installment and other personal loans increased $2.7 billion due to growth in our P&C businesses and Wealth Management. Residential mortgages increased $2.4 billion due to growth in Canadian P&C.

Securities borrowed or purchased under resale agreements increased $21.5 billion driven by higher client activity in BMO Capital Markets. Securities increased $10.6 billion, primarily due to treasury activities, higher balances in BMO Capital Markets and an increase in our insurance business. Customers’ liability under acceptances increased $6.2 billion driven by Canadian commercial growth and higher balances in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks decreased $4.7 billion, primarily due to lower balances held with central banks. All other assets, excluding derivative financial assets, increased $1.3 billion.

Liabilities increased $60.2 billion from October 31, 2018. The stronger U.S. dollar increased liabilities by $0.7 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Deposits increased $31.9 billion due to growth in customer deposits across the operating groups. Deposits by individuals increased $16.1 billion, business and government deposits increased $14.4 billion and deposits by banks increased $1.4 billion. Securities lent or sold under repurchase agreements increased $23.1 billion and securities sold but not yet purchased decreased $1.5 billion, driven by client activity in BMO Capital Markets. Customers’ liability under acceptances increased $6.2 billion driven by growth in Canadian commercial balances and BMO Capital Markets, noted above. All other liabilities, excluding derivative financial liabilities, increased $0.6 billion.

Derivative financial assets decreased $4.0 billion and derivative financial liabilities decreased $0.8 billion, including the impact of changes in the U.S. dollar. The decline in derivative assets was driven by a decrease in the fair value of foreign exchange, equity and commodity contracts, partially offset by an increase in the fair value of interest rate contracts. The decline in derivative liabilities was driven by a decrease in the fair value of interest rate contracts, partially offset by an increase in the fair value of foreign exchange, commodity and equity contracts.

Total equity increased $4.9 billion from October 31, 2018. Retained earnings increased $2.4 billion, as a result of net income earned in the current year, partially offset by dividends and common shares repurchased for cancellation. Accumulated other comprehensive income increased $1.5 billion, primarily due to the impact of lower interest rates on cash flow hedges and fair value through other comprehensive income securities, net of the impact on the pension plan. Preferred shares and other equity instruments increased $1.0 billion due to new issuances.

Contractual obligations by year of maturity are outlined on page 32 of this Report to Shareholders.

BMO Financial Group Third Quarter Report 2019 24

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2018, as described in Note 27 to the audited consolidated financial statements on page 206 of BMO’s 2018 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 77 of BMO’s 2018 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2018.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2018 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2018, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 117 to 121 and 148 to 153 in BMO’s 2018 Annual Report.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. For additional information, refer to pages 117 to 118 and Note 4 of our annual consolidated financial statements for the year ended October 31, 2018, on pages 157 to 164 of BMO’s 2018 Annual Report.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group. The base and adverse scenarios, described below, are currently assigned the highest probability weights. The allowance for performing loans is sensitive to changes in economic and market forecasts, to the probability weight assigned to each forecast scenario, to portfolio growth, and to the credit quality of the portfolio.

The $99 million provision for performing loans for the nine months ended July 31, 2019, includes increases driven by portfolio growth, weaker economic and market conditions and a change to scenario weights.

As at July 31, 2019, our base case economic forecast depicts a Canadian economy that grows by a moderate 1.6% on average over the forecast period from 2019 through 2022, keeping the unemployment rate fairly steady at 5.6% in 2020. The U.S. economy grows moderately faster than in Canada, averaging 1.8% over the forecast period, supported by healthier consumer spending but challenged by restrictive and uncertain trade policies. In comparison to the fourth quarter of 2018, there was a modest downgrade on a number of macroeconomic and market variables in both Canada and the U.S.

The adverse case economic forecast depicts a typical recession in Canada and the U.S. occurring in the first year of our forecast horizon, with the economy contracting approximately 3% over five quarters and the unemployment rate rising more than 3 percentage points to 9.3% in Canada and 7.1% in the U.S. This is followed initially by a slow recovery, then faster growth towards the end of the projection period. Actual results in a recession will differ as our portfolio will change through time, due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance with often unequal weightings attached to adverse and benign scenarios and the weightings changing through time.

Our assessment of the allowance for performing loans under a 100% base case and a 100% adverse case scenario as at July 31, 2019, increased consistent with the change in the overall allowance for loans, compared with October 31, 2018.

The provision for credit losses was $619 million, comprised of $520 million of provisions for credit losses on impaired loans and $99 million on performing loans, for the nine months ended July 31, 2019. This compares with $487 million, comprised of provisions for credit losses on impaired loans of $523 million and a recovery of $36 million for performing loans, for the nine months ended July 31, 2018. The provision for credit losses was $306 million for the three months ended July 31, 2019 compared with $186 million for the third quarter of 2018.

The provision for credit losses for the three months ended July 31, 2019 is comprised of $243 million of provisions for credit losses on impaired loans and $63 million on performing loans compared with $177 million and $9 million, respectively, for the three month period ended July 31, 2018. The provision for credit losses on performing loans was primarily due to portfolio growth, as well as a moderating economic outlook combined with negative migration during the quarter. Our total allowance on performing and impaired loans at July 31, 2019 was $2,058 million, compared with $1,870 million as at October 31, 2018.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

25 BMO Financial Group Third Quarter Report 2019

Changes in Accounting Policies

Effective November 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which addresses revenue recognition principles, and provides a robust framework for recognizing and measuring revenue arising from contracts with customers. We elected to present prior periods retrospectively, as if IFRS had always been applied. IFRS 15 also introduces new disclosure requirements related to the recognition of IFRS 15 revenues by operating segment. Note 1 to the unaudited interim consolidated financial statements provides details on the impact of the new standard.

Future Changes in Accounting Policies

Effective November 1, 2019, we will adopt IFRS 16, Leases (“IFRS 16”), which provides guidance whereby lessees will recognize a liability for the present value of the future lease payments and record a corresponding asset on the balance sheet for most leases. When we adopt IFRS 16, we will recognize the cumulative effect of any changes in the opening retained earning with no changes in prior periods.

Information on other new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 121 and in Note 1 to the audited annual consolidated financial statements on pages 152 to 153 of BMO’s 2018 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 40.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no material changes from the disclosure on page 76 in our 2018 Annual Report.

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. The U.S. Department of Treasury released proposed regulations pertaining to the Act’s interpretation, most recently, in December 2018. We will continue to monitor future tax regulations and further changes or guidance on these proposed regulations.

We will also continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks That May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 112 of BMO’s 2018 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2019 26

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 116 of BMO’s 2018 Annual Report.

BMO’s top and emerging risks and other factors that may affect future results are described on pages 79 to 81 of BMO’s 2018 Annual Report, and have not changed significantly. With the potential hard Brexit deadline having been extended to October 31, 2019, BMO continues to closely monitor the United Kingdom-European Union (EU) negotiations. BMO has received the necessary regulatory authorisation in the EU to operate in compliance with existing regulations, which will enable BMO’s continued support of its European clients and counterparties, without disruption.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2018 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at July 31, 2019				As at October 31, 2018

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	38,938	-	38,938	-	42,142	-	42,142	-	Interest rate
Interest bearing deposits with banks	6,899	455	6,444	-	8,305	250	8,055	-	Interest rate
Securities	191,725	94,787	96,938	-	180,935	99,561	81,374	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	106,612	-	106,612	-	85,051	-	85,051	-	Interest rate
Loans (net of allowance for credit losses)	417,847	-	417,847	-	383,991	-	383,991	-	Interest rate, foreign exchange
Derivative instruments	22,200	19,919	2,281	-	26,204	24,401	1,803	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	24,741	-	24,741	-	18,585	-	18,585	-	Interest rate
Other assets	30,218	-	15,705	14,513	28,862	-	13,856	15,006	Interest rate
Total Assets	839,180	115,161	709,506	14,513	774,075	124,212	634,857	15,006

Liabilities Subject to Market Risk
Deposits	553,383	16,005	537,378	-	520,928	14,186	506,742	-	Interest rate, foreign exchange
Derivative instruments	23,613	20,419	3,194	-	24,411	21,380	3,031	-	Interest rate, foreign exchange
Acceptances	24,741	-	24,741	-	18,585	-	18,585	-	Interest rate
Securities sold but not yet purchased	27,375	27,375	-	-	28,804	28,804	-	-
Securities lent or sold under repurchase agreements	89,829	-	89,829	-	66,684	-	66,684	-	Interest rate
Other liabilities	62,720	-	62,614	106	62,160	-	62,037	123	Interest rate
Subordinated debt	6,876	-	6,876	-	6,782	-	6,782	-	Interest rate
Total Liabilities	788,537	63,799	724,632	106	728,354	64,370	663,861	123

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) decreased $1.3 million from the prior quarter, primarily due to reduced equity risk exposures driven by larger facilitation flows in the prior quarter and lower fixed income exposures from market-driven calibration updates. Average Total Trading Stressed VaR (SVaR) decreased $8.1 million from the prior quarter due to changes in CAD and USD interest rate exposures, as well as the same reduction in fixed income exposures impacting VaR.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended July 31, 2019				April 30, 2019	July 31, 2018	YTD-2019	YTD-2018

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average	Average	Average

Commodity VaR	0.8	1.3	2.1	0.8	1.5	0.8	1.4	0.6
Equity VaR	3.2	3.9	5.0	2.9	5.2	5.0	4.8	4.6
Foreign exchange VaR	0.6	0.4	1.0	0.2	0.5	0.5	0.5	0.6
Interest rate VaR	6.9	6.2	8.7	4.3	6.4	6.4	6.5	5.9
Credit VaR	5.5	5.1	5.9	4.3	6.1	2.1	5.8	1.9
Diversification	(9.6)	(9.2)	nm	nm	(10.7)	(6.6)	(9.6)	(6.4)

Total Trading VaR	7.4	7.7	10.7	5.8	9.0	8.2	9.4	7.2

Total Trading SVaR	18.9	24.2	32.3	17.5	32.3	27.4	35.0	24.5

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.

 nm - not meaningful

27 BMO Financial Group Third Quarter Report 2019

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates decreased relative to April 30, 2019, primarily owing to modelled deposit pricing being less rate-sensitive at lower interest rate levels following the decrease in market rates in the third quarter of 2019. Structural economic value sensitivity to falling interest rates changed from a benefit to an exposure, due to the reduced extent to which customer deposit rates can now fall. Structural earnings benefit to rising interest rates and earnings exposure to falling interest rates decreased modestly relative to April 30, 2019, as less net assets are scheduled to reprice over the next 12 months as at July 31, 2019.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity			Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	July 31, 2019	April 30, 2019	July 31, 2018	July 31, 2019	April 30, 2019	July 31, 2018
100 basis point increase	(886.5)	(995.3)	(1,111.6)	42.1	58.4	130.4
100 basis point decrease	(39.9)	131.2	557.9	(126.3)	(130.2)	(335.9)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates at July 31, 2019, would result in an increase in earnings before tax of $42 million ($36 million at April 30, 2019; $37 million at October 31, 2018). A 100 basis point decrease in interest rates at July 31, 2019, would result in a decrease in earnings before tax of $43 million ($36 million at April 30, 2019; $37 million at October 31, 2018). A 10% decrease in equity market values at July 31, 2019, would result in a decrease in earnings before tax of $56 million ($53 million at April 30, 2019; $44 million at October 31, 2018). A 10% increase in equity market values at July 31, 2019, would result in an increase in earnings before tax of $56 million ($52 million at April 30, 2019; $42 million at October 31, 2018). The impact to earnings from insurance market risk is reflected in Insurance Claims, Commissions and Changes in Policy Benefit Liabilities on the Consolidated Statement of Income and the corresponding change in the fair value of our policy benefit liabilities is reflected in Other Liabilities on the Consolidated Balance Sheet. Insurance market risk impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $239.8 billion at July 31, 2019, compared with $238.0 billion at April 30, 2019. The increase in unencumbered liquid assets was primarily due to higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 29 provides a summary of total encumbered and unencumbered assets.

Liquid Assets

	As at July 31, 2019					As at April 30, 2019
(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	38,938	-	38,938	1,921	37,017	34,012
Deposits with other banks	6,899	-	6,899	-	6,899	7,518
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	168,159	24,513	192,672	108,188	84,484	78,954
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	40,186	612	40,798	17,698	23,100	21,660
Corporate & other debt	25,679	13,552	39,231	6,424	32,807	31,841
Corporate equity	64,313	23,057	87,370	54,576	32,794	39,831
Total securities and securities borrowed or purchased under resale agreements	298,337	61,734	360,071	186,886	173,185	172,286
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	26,302	-	26,302	3,642	22,660	24,140
Total liquid assets	370,476	61,734	432,210	192,449	239,761	237,956
Other eligible assets at central banks (not included above) (5)	66,770	-	66,770	677	66,093	64,662
Total liquid assets and other sources	437,246	61,734	498,980	193,126	305,854	302,618

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at July 31, 2019.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Third Quarter Report 2019 28

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	45,837	-	1,921	-	43,916
Securities (5)	386,373	159,031	31,497	12,635	183,210
Loans	391,545	71,949	677	252,826	66,093
Other assets
Derivative instruments	22,200	-	-	22,200	-
Customers’ liability under acceptances	24,741	-	-	24,741	-
Premises and equipment	1,989	-	-	1,989	-
Goodwill	6,329	-	-	6,329	-
Intangible assets	2,319	-	-	2,319	-
Current tax assets	1,257	-	-	1,257	-
Deferred tax assets	1,662	-	-	1,662	-
Other assets	16,662	3,158	-	13,504	-
Total other assets	77,159	3,158	-	74,001	-
Total assets	900,914	234,138	34,095	339,462	293,219

		Encumbered (2)		Net unencumbered
As at April 30, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	43,357	-	1,827	-	41,530
Securities (5)	394,232	162,948	34,858	11,894	184,532
Loans	386,786	71,251	669	250,204	64,662
Other assets
Derivative instruments	20,627	-	-	20,627	-
Customers’ liability under acceptances	21,702	-	-	21,702	-
Premises and equipment	1,983	-	-	1,983	-
Goodwill	6,500	-	-	6,500	-
Intangible assets	2,331	-	-	2,331	-
Current tax assets	1,309	-	-	1,309	-
Deferred tax assets	1,765	-	-	1,765	-
Other assets	16,023	3,576	-	12,447	-
Total other assets	72,240	3,576	-	68,664	-
Total assets	896,615	237,775	37,354	330,762	290,724

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.6 billion as at July 31, 2019, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended July 31, 2019 was 132%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is unchanged from last quarter. The increase in HQLA was offset by an increase in net cash outflows. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not consolidate the surplus liquidity of BMO’s U.S. retail bank due to restrictions imposed by the U.S. Federal Reserve Board on the usage of funds from its deposit taking members. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 28.

Additional information on Liquidity and Funding Risk governance can be found on page 100 of BMO’s 2018 Annual Report.

29 BMO Financial Group Third Quarter Report 2019

Liquidity Coverage Ratio

	For the quarter ended July 31, 2019
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	157.4

Cash Outflows
Retail deposits and deposits from small business customers, of which:	196.7	13.4
Stable deposits	95.0	2.8
Less stable deposits	101.7	10.6
Unsecured wholesale funding, of which:	161.7	90.7
Operational deposits (all counterparties) and deposits in networks of cooperative banks	58.2	14.5
Non-operational deposits (all counterparties)	68.7	41.4
Unsecured debt	34.8	34.8
Secured wholesale funding	*	27.2
Additional requirements, of which:	155.6	33.4
Outflows related to derivatives exposures and other collateral requirements	9.9	4.3
Outflows related to loss of funding on debt products	2.2	2.2
Credit and liquidity facilities	143.5	26.9
Other contractual funding obligations	0.9	-
Other contingent funding obligations	399.5	7.0
Total cash outflows	*	171.7

Cash Inflows
Secured lending (e.g. reverse repos)	168.7	37.7
Inflows from fully performing exposures	10.8	6.0
Other cash inflows	8.7	8.7
Total cash inflows	188.2	52.4

		Total adjusted value (4)
Total HQLA		157.4
Total net cash outflows		119.3
Liquidity Coverage Ratio (%) (2)		132

For the quarter ended April 30, 2019		Total adjusted value (4)
Total HQLA		155.1
Total net cash outflows		117.4
Liquidity Coverage Ratio (%)		132

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2019.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $361.2 billion at July 31, 2019, up from $351.3 billion at April 30, 2019, due to strong deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $27.6 billion as at July 31, 2019.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $205.1 billion at July 31, 2019, with $63.0 billion sourced as secured funding and $142.1 billion as unsecured funding. Wholesale funding outstanding increased from $204.0 billion at April 30, 2019, primarily due to net wholesale funding issuance. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found on page 32. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $240.0 billion as at July 31, 2019, that can be monetized to meet potential funding requirements, as described on page 28.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum TLAC ratio requirements by November 1, 2021. We do not expect a material impact to our funding plan as a result of Canada’s Bail-In Regime and TLAC requirements. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 11.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding

BMO Financial Group Third Quarter Report 2019 30

needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at July 31, 2019								As at April 30, 2019
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	6,270	163	218	-	6,651	-	9	6,660	7,311
Certificates of deposit and commercial paper	10,066	16,975	14,155	19,784	60,980	857	-	61,837	59,975
Bearer deposit notes	430	233	-	29	692	-	-	692	494
Asset-backed commercial paper (ABCP)	932	1,333	1,833	20	4,118	-	-	4,118	3,852
Senior unsecured medium-term notes	-	1,353	1,715	9,357	12,425	8,789	40,757	61,971	62,405
Senior unsecured structured notes (2)	-	-	7	-	7	5	3,847	3,859	3,927
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	604	544	1,766	2,914	3,956	12,196	19,066	18,787
Covered bonds	-	-	2,195	1,284	3,479	6,369	15,505	25,353	25,180
Other asset-backed securitizations (3)	-	32	1,047	48	1,127	537	4,886	6,550	6,925
Subordinated debt	-	-	-	-	-	-	7,150	7,150	7,100
Other (4)	-	4,982	-	-	4,982	-	2,903	7,885	8,001
Total	17,698	25,675	21,714	32,288	97,375	20,513	87,253	205,141	203,957
Of which:
Secured	932	6,951	5,619	3,118	16,620	10,862	35,490	62,972	62,745
Unsecured	16,766	18,724	16,095	29,170	80,755	9,651	51,763	142,169	141,212
Total (5)	17,698	25,675	21,714	32,288	97,375	20,513	87,253	205,141	203,957

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 32, and also excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)	Refers to FHLB advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $52.0 billion and U.S.-dollar and other foreign-denominated funding of $153.1 billion as at July 31, 2019.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalised the domestic implementation of the NSFR in the second quarter of 2019. Canadian Domestic Systemically Important Banks are required to maintain a minimum NSFR of 100% beginning January 1, 2020, and to publicly disclose the NSFR beginning with the quarter ended January 31, 2021. Additionally in April 2019, OSFI finalised revisions to the Liquidity Coverage Ratio (LCR) and other liquidity metrics under the Liquidity Adequacy Requirements (LAR) Guideline with an implementation date of January 1, 2020. We do not expect a material impact to the LCR as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 167 of BMO’s 2018 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P), Fitch and DBRS have a stable outlook on BMO.

As at July 31, 2019

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA-	A+	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2019, we would be required to provide additional collateral to counterparties totalling $117 million, $393 million and $618 million under a one-notch, two-notch and three-notch downgrade, respectively.

31 BMO Financial Group Third Quarter Report 2019

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	37,943	-	-	-	-	-	-	-	995	38,938
Interest Bearing Deposits with Banks	3,293	1,318	1,104	634	550	-	-	-	-	6,899
Securities	3,586	3,139	4,240	3,105	5,458	14,728	41,978	64,396	51,095	191,725
Securities Borrowed or Purchased under Resale Agreements	86,959	13,514	3,810	1,702	339	-	288	-	-	106,612
Loans
Residential mortgages	2,548	2,609	3,750	5,549	7,083	24,488	65,234	10,793	-	122,054
Consumer instalment and other personal	688	551	767	1,065	1,425	5,462	21,248	11,296	23,487	65,989
Credit cards	-	-	-	-	-	-	-	-	8,749	8,749
Business and government	11,687	8,708	6,322	5,299	8,432	24,605	86,334	23,114	48,356	222,857
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,802)	(1,802)
Total Loans, net of allowance	14,923	11,868	10,839	11,913	16,940	54,555	172,816	45,203	78,790	417,847
Other Assets
Derivative instruments	1,319	1,488	1,895	792	725	2,777	5,303	7,901	-	22,200
Customers’ liability under acceptances	21,927	2,678	136	-	-	-	-	-	-	24,741
Other	1,749	428	350	23	7	5	14	4,522	23,120	30,218
Total Other Assets	24,995	4,594	2,381	815	732	2,782	5,317	12,423	23,120	77,159
Total Assets	171,699	34,433	22,374	18,169	24,019	72,065	220,399	122,022	154,000	839,180

(Canadian $ in millions)									July 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	17,859	3,852	1,875	560	261	-	-	-	4,913	29,320
Business and government	20,676	21,849	23,951	17,397	20,749	18,438	53,955	12,893	137,074	326,982
Individuals	2,820	7,465	11,672	11,834	13,545	14,459	13,982	2,661	118,643	197,081
Total Deposits	41,355	33,166	37,498	29,791	34,555	32,897	67,937	15,554	260,630	553,383
Other Liabilities
Derivative instruments	1,493	1,628	2,593	1,084	909	3,011	6,824	6,071	-	23,613
Acceptances	21,927	2,678	136	-	-	-	-	-	-	24,741
Securities sold but not yet purchased	27,375	-	-	-	-	-	-	-	-	27,375
Securities lent or sold under repurchase agreements	87,205	862	470	838	166	-	288	-	-	89,829
Securitization and structured entities’ liabilities	-	659	1,592	1,373	1,029	5,036	12,866	2,989	-	25,544
Other	8,582	5,440	124	39	148	716	3,220	2,163	16,744	37,176
Total Other Liabilities	146,582	11,267	4,915	3,334	2,252	8,763	23,198	11,223	16,744	228,278
Subordinated Debt	-	-	-	-	-	-	-	6,876	-	6,876
Total Equity	-	-	-	-	-	-	-	-	50,643	50,643
Total Liabilities and Equity	187,937	44,433	42,413	33,125	36,807	41,660	91,135	33,653	328,017	839,180
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									July 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	990	7,494	4,740	5,929	13,046	21,141	100,855	4,179	-	158,374
Backstop liquidity facilities	-	-	-	-	-	5,575	-	-	-	5,575
Operating leases	33	65	97	94	93	343	879	2,059	-	3,663
Securities lending	4,462	-	-	-	-	-	-	-	-	4,462
Purchase obligations	52	102	148	144	147	205	159	73	-	1,030

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Third Quarter Report 2019 32

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	41,162	-	-	-	-	-	-	-	980	42,142
Interest Bearing Deposits with Banks	4,964	1,717	1,037	457	112	18	-	-	-	8,305
Securities	4,522	4,283	5,049	7,749	4,943	11,854	32,480	56,004	54,051	180,935
Securities Borrowed or Purchased under Resale Agreements	67,804	12,732	2,490	1,781	191	53	-	-	-	85,051
Loans
Residential mortgages	1,782	1,848	4,343	6,306	4,769	24,522	64,636	11,414	-	119,620
Consumer instalment and other personal	607	440	1,026	1,143	943	5,414	19,910	9,812	23,930	63,225
Credit cards	-	-	-	-	-	-	-	-	8,329	8,329
Business and government	13,088	5,921	7,126	6,779	6,218	19,543	75,099	12,247	48,435	194,456
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,639)	(1,639)
Total Loans, net of allowance	15,477	8,209	12,495	14,228	11,930	49,479	159,645	33,473	79,055	383,991
Other Assets
Derivative instruments	2,040	3,385	1,645	1,012	807	3,407	6,074	7,834	-	26,204
Customers’ liability under acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Other	1,740	506	189	26	6	17	20	4,824	21,534	28,862
Total Other Assets	20,309	5,879	1,899	1,041	813	3,424	6,094	12,658	21,534	73,651
Total Assets	154,238	32,820	22,970	25,256	17,989	64,828	198,219	102,135	155,620	774,075

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	16,966	6,032	1,200	227	106	-	-	-	3,376	27,907
Business and government	23,524	32,231	22,713	15,893	8,629	22,418	48,684	11,809	126,276	312,177
Individuals	2,582	6,455	7,953	7,619	10,536	11,736	16,327	2,582	115,054	180,844
Total Deposits	43,072	44,718	31,866	23,739	19,271	34,154	65,011	14,391	244,706	520,928
Other Liabilities
Derivative instruments	1,499	2,456	1,616	913	639	3,831	6,335	7,122	-	24,411
Acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Securities sold but not yet purchased	28,804	-	-	-	-	-	-	-	-	28,804
Securities lent or sold under repurchase agreements	63,496	2,249	8	931	-	-	-	-	-	66,684
Securitization and structured entities’ liabilities	1,044	1,084	475	512	588	4,912	13,398	3,038	-	25,051
Other	8,548	5,568	44	34	184	789	4,455	1,905	15,582	37,109
Total Other Liabilities	119,920	13,345	2,208	2,393	1,411	9,532	24,188	12,065	15,582	200,644
Subordinated Debt	-	-	-	-	-	-	-	6,782	-	6,782
Total Equity	-	-	-	-	-	-	-	-	45,721	45,721
Total Liabilities and Equity	162,992	58,063	34,074	26,132	20,682	43,686	89,199	33,238	306,009	774,075
(1) Deposits payable on demand and payable after notice have been included under no maturity. Certain comparative figures have been reclassified to conform with the current quarter’s presentation.
(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,472	3,610	6,892	9,620	11,345	21,056	84,295	3,144	-	141,434
Backstop liquidity facilities	-	-	-	-	-	-	5,627	-	-	5,627
Operating leases	34	70	99	101	100	358	770	1,210	-	2,742
Securities lending	4,939	-	-	-	-	-	-	-	-	4,939
Purchase obligations	56	388	153	155	158	615	186	82	-	1,793

 A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

33 BMO Financial Group Third Quarter Report 2019

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2018 Annual Report. Our exposure to European countries, as at July 31, 2019, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at July 31, 2019
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	205	-	-	-	-	2	207	-	209	414

Italy	14	-	-	-	-	-	-	-	-	14

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	158	-	-	-	-	1	-	1	2	160
Total – GIIPS	377	-	-	-	-	3	207	1	211	588

Eurozone (excluding GIIPS)

France	181	32	-	127	159	6	16	-	22	362

Germany	387	742	60	904	1,706	40	8	-	48	2,141

Netherlands	323	495	7	-	502	4	68	-	72	897

Other (8)	257	-	1	200	201	6	26	12	44	502
Total – Eurozone (excluding GIIPS)	1,148	1,269	68	1,231	2,568	56	118	12	186	3,902

Rest of Europe

Norway	578	260	1	-	261	-	3	8	11	850

Sweden	-	256	1	413	670	1	-	-	1	671

United Kingdom	1,372	66	419	5,593	6,078	90	118	16	224	7,674

Other (8)	153	154	-	-	154	36	18	2	56	363
Total – Rest of Europe	2,103	736	421	6,006	7,163	127	139	26	292	9,558
Total – All of Europe (9)	3,628	2,005	489	7,237	9,731	186	464	39	689	14,048

As at April 30, 2019
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure
Total – GIIPS	394	-	31	-	31	2	175	1	178	603
Total – Eurozone (excluding GIIPS)	1,170	1,221	94	1,195	2,510	154	93	11	258	3,938
Total – Rest of Europe	1,835	733	558	5,157	6,448	173	157	21	351	8,634
Total – All of Europe (9)	3,399	1,954	683	6,352	8,989	329	425	33	787	13,175

  Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at July 31, 2019			As at July 31, 2019		As at April 30, 2019
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-

Ireland (7)	2	203	-	224	205	231	211

Italy	14	-	-	14	14	16	16

Portugal	-	-	-	-	-	-	-

Spain	138	20	-	208	158	213	167
Total – GIIPS	154	223	-	446	377	460	394

Eurozone (excluding GIIPS)

France	116	65	-	316	181	391	256

Germany	247	140	-	592	387	540	377

Netherlands	107	216	-	347	323	441	333

Other (8)	78	179	-	417	257	397	204
Total – Eurozone (excluding GIIPS)	548	600	-	1,672	1,148	1,769	1,170

Rest of Europe

Norway	33	545	-	1,101	578	858	428

Sweden	-	-	-	137	-	139	8

United Kingdom	12	1,360	-	2,423	1,372	3,439	1,261

Other (8)	29	124	-	464	153	381	138
Total – Rest of Europe	74	2,029	-	4,125	2,103	4,817	1,835
Total – All of Europe (9)	776	2,852	-	6,243	3,628	7,046	3,399

(1)

BMO has the following indirect exposures to Europe as at July 31, 2019: Collateral of €410 million to support trading activity in securities (€77 million from GIIPS) and €74 million of cash collateral held; and, guarantees of $10.1 billion ($273 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $166 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2019 (*includes a net position of $114 million (bought protection) on a CDS Index, of which 15% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($34 billion for Europe as at July 31, 2019).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $49 million as at July 31, 2019.
(8)	Other Eurozone exposure includes 6 countries with less than $300 million net exposure. Other European exposure is distributed across 4 countries.
(9)	Of our total net direct exposure to Europe, approximately 96% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2019 34

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 27, 2019, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 4374112#. A replay of the conference call can be accessed until Monday, December 2, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4234667#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Tom Little, Director, Investor Relations, tom.little@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2019: $103.32

June 2019: $98.49

July 2019: $100.41

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings

and disclosures online, please visit our website at

www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2020 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2020, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter Report 2019 59